Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

BCI IV PORTFOLIO REAL ESTATE HOLDCO LLC,

PROLOGIS USLV OPERATING PARTNERSHIP, L.P.,

PROLOGIS USLV SUBREIT 1, LLC

AND

PROLOGIS TARGETED U.S. LOGISTICS FUND, L.P.

DATED AS OF June 2, 2021

Table of Contents

Page

Article 1 DEFINITIONS3

Section 1.1Definitions.3

Section 1.2Interpretation and Rules of Construction11

Article 2 THE MERGER12

Section 2.1The Merger12

Section 2.2Assignment of Merger Rights12

Section 2.3Asset Transfers.12

Section 2.4Pre-Closing Contribution Transactions13

Section 2.5Black Creek Holdco Deposit14

Section 2.6Escrow Agent for the Deposit14

Section 2.7Closing14

Section 2.8Effective Time15

Section 2.9Governing Documents15

Section 2.10Tax Consequences15

Section 2.11Prorations15

Article 3 EFFECTS OF THE MERGER19

Section 3.1Effects of the Merger19

Section 3.2Allocation of Merger Consideration20

Section 3.3Payment of Merger Consideration20

Section 3.4Withholding Rights20

Article 4 REPRESENTATIONS AND WARRANTIES OF THE SELLERS20

Section 4.1Organization and Qualification; Property Owning Subsidiaries21

Section 4.2Organizational Documents23

Section 4.3Authority23

Section 4.4No Conflict; Required Filings and Consents24

Section 4.5Permits; Compliance with Law25

Section 4.6Financial Statements26

Section 4.7Absence of Certain Changes or Events26

Section 4.8No Undisclosed Material Liabilities26

Section 4.9No Default26

Section 4.10Litigation26

Section 4.11Taxes27

Section 4.12Benefit Plans; Employees28

Section 4.13Intentionally Omitted29

Section 4.14Intellectual Property29

Section 4.15Environmental Matters29

Section 4.16Properties30

Section 4.17Material Contracts32

Section 4.18Insurance34

Section 4.19Brokers34

Section 4.20Investment Company Act34

Section 4.21Additional Holdcos35

Section 4.22No Other Representations and Warranties35

Article 5 REPRESENTATIONS AND WARRANTIES OF BLACK CREEK HOLDCO35

Section 5.1Organization and Qualification35

Section 5.2Authority36

Section 5.3No Conflict; Required Filings and Consents36

Section 5.4Litigation37

Section 5.5Intentionally Omitted37

Section 5.6Brokers37

Section 5.7Available Funds37

Section 5.8Solvency38

Article 6 COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER38

Section 6.1Conduct of Business by Sale Subsidiaries.38

Section 6.2Other Actions40

Section 6.3Marketing Right41

Section 6.4Leasing Discussions41

Section 6.5No Control of Business41

Article 7 ADDITIONAL COVENANTS41

Section 7.1Access to Information; Cooperation; Confidentiality41

Section 7.2Exclusivity43

Section 7.3Public Announcements44

Section 7.4Condemnation44

Section 7.5Casualty45

Section 7.6Appropriate Action; Consents; Filings46

Section 7.7Notification of Certain Matters; Transaction Litigation47

Section 7.8Related Party Agreements48

Section 7.9New Merger Party; New Holdcos49

Section 7.10Tax Returns for Pre-Closing and Straddle Tax Periods49

Section 7.11Transfer Taxes50

Section 7.12Right to Names50

Section 7.13Rent Rolls50

Article 8 CONDITIONS51

Section 8.1Conditions to Each Party’s Obligation to Effect the Merger and the Asset Transfers51

Section 8.2Conditions to Obligations of Black Creek Holdco51

Section 8.3Conditions to Obligations of the Sellers52

Article 9 TERMINATION; SPECIFIC PERFORMANCE; FEES53

Section 9.1Termination53

Section 9.2Notice of Termination; Effect of Termination54

Section 9.3Specific Performance.56

Section 9.4Fees and Expenses56

Article 10 INDEMNIFICATION56

Section 10.1Survival56

Section 10.2Indemnification57

Section 10.3Limitations.59

Section 10.4Direct Claims Indemnification Procedures60

Section 10.5Defense of Third-Party Claims.61

Article 11 GENERAL PROVISIONS62

Section 11.1Notices62

Section 11.2Severability64

Section 11.3Counterparts64

Section 11.4Entire Agreement; No Third-Party Beneficiaries64

Section 11.5Amendment64

Section 11.6Extension; Waiver64

Section 11.7Governing Law65

Section 11.8Consent to Jurisdiction65

Section 11.9Assignment65

Section 11.10Waiver of Jury Trial66

Section 11.11Authorship66

DISCLOSURE LETTER

Seller Disclosure Letter

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 2, 2021 (this “Agreement”), is by and among BCI IV Portfolio Real Estate Holdco LLC, a Delaware limited liability company (“Black Creek Holdco”), Prologis Targeted U.S. Logistics Fund, L.P., a Delaware limited partnership (“USLF”), Prologis USLV Operating Partnership, L.P., a Delaware limited partnership (“USLV”), and Prologis USLV SubREIT 1, LLC, a Delaware limited liability company and subsidiary of USLV (“USLV SubREIT”, and together with USLF and USLV, the “Sellers” and each, a “Seller”). Each of Black Creek Holdco, USLF, USLV and USLV SubREIT is sometimes referred to herein as a “Party” and collectively as the “Parties.”  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties hereto wish to effect a business combination through the following transactions upon the terms and subject to the conditions set forth in this Agreement: (i) in accordance with the Delaware Limited Liability Company Act, as amended (the “Delaware LLC Act”), the merger of each of (x) USLV Rockies Asset Sale Holdco 1, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of USLV (“USLV Holdco”), and (y) one or more to-be-formed Additional Holdcos, if any, with and into Black Creek Holdco or a New Merger Party, as the case may be, with Black Creek Holdco or such New Merger Party, as applicable, being the surviving company (“Surviving Entity”) in such merger or mergers (such merger transactions, individually and collectively, the “Merger”), (ii) the sale by Prologis USLF TRS LLC, a Delaware limited liability company and the sole member of USLF Holdco (“USLF TRS”) of USLF Rockies Asset Sale Holdco, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of USLF (“USLF Holdco”), to Black Creek Holdco or an Affiliate of Black Creek Holdco (the “USLF Holdco Interest Sale”), (iii) the sale by USLV SubREIT of PLD USLV Renton DC LLC, a Delaware limited liability company and wholly owned subsidiary of USLV SubREIT (the “Renton Property Owner”), to Black Creek Holdco or an Affiliate of Black Creek Holdco (the “Renton Interest Sale”) and (iv) if Black Creek Holdco so elects in accordance with this Agreement, the sale by USLF TRS or Prologis USLV TRS 1, LLC, a Delaware limited liability company and the sole member of USLV Holdco (“USLV TRS”), as the case may be, of certain Property Owning Subsidiaries to Black Creek Holdco or an Affiliate of Black Creek Holdco;

WHEREAS, the sole general partner of USLF, for itself and in its capacity as the sole member of USLF TRS, for itself and in its capacity as the sole member of USLF Holdco, (a) has, on behalf of each of USLF, USLF TRS and USLF Holdco (i) determined that this Agreement, the USLF Holdco Interest Sale and the other transactions contemplated by this Agreement are advisable and in the best interests of each of USLF, USLF TRS and USLF Holdco and their respective partners and members, as applicable, (ii) authorized and approved the execution, delivery and performance of this Agreement by USLF, and (iii) authorized and approved the USLF Holdco Interest Sale and the other transactions contemplated by this Agreement by each of USLF, USLF TRS and USLF Holdco, as the case may be, and (b) prior to the Closing will have, on behalf of USLF, in its capacity as the sole member of USLF TRS in its capacity as the sole member of any Additional Holdcos owned by it directly or indirectly, on behalf of such Additional Holdcos (x) determined that the Merger and other transactions contemplated by this Agreement are advisable and in the best interests of such Additional Holdco and USLF TRS, its sole member, and

(y) authorized and approved the consummation by such Additional Holdco of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the sole general partner of USLV, for itself and in its capacity as the sole member of USLV TRS, for itself and in its capacity as the sole member of USLV Holdco, (a) has, on behalf of each of USLV, USLV TRS and USLV Holdco (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of each of USLV, USLV TRS and USLV Holdco and their respective partners and members, as applicable, (ii) authorized and approved the execution, delivery and performance of this Agreement by USLV, and (iii) authorized and approved the Merger and the other transactions contemplated by this Agreement by each of USLV, USLV TRS and USLV Holdco, as the case may be, and (b) prior to the Closing will have, on behalf of USLV, in its capacity as the sole member of USLV TRS in its capacity as the sole member of any Additional Holdcos owned by it directly or indirectly, on behalf of such Additional Holdcos (x) determined that the Merger and other transactions contemplated by this Agreement are advisable and in the best interests of such Additional Holdco and USLV TRS, its sole member, and (y) authorized and approved the consummation by such Additional Holdco of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of USLV SubREIT, for itself and in its capacity as the sole member of Renton Property Owner, (a) has, on behalf of each of USLV SubREIT and Renton Property Owner (i) determined that this Agreement, the Renton Interest Sale and the other transactions contemplated by this Agreement are advisable and in the best interests of each of USLV SubREIT and Renton Property Owner and their respective partners and members, as applicable, (ii) authorized and approved the execution, delivery and performance of this Agreement by USLV SubREIT, and (iii) authorized and approved the Renton Interest Sale and the other transactions contemplated by this Agreement by each of USLV SubREIT and Renton Property Owner, as the case may be;

WHEREAS, on January 8, 2020, USLF, USLV and USLV SubREIT, respectively, acquired USLF Holdco (and the associated Property Owning Subsidiaries), USLV Holdco (and the associated Property Owning Subsidiaries) and Renton Property Owner and the associated Property Owning Subsidiaries, in addition to other entities, from Industrial Property Trust Inc.;

WHEREAS, the Board of Directors of Black Creek Industrial REIT IV Inc. (“BCI REIT”), in its capacity as the sole general partner of BCI IV Operating Partnership LP (“BCI IV OP”), on behalf of BCI IV OP, in its capacity as the sole member of Black Creek Holdco, has, on behalf of Black Creek Holdco (a) unanimously determined that this Agreement, the Merger, the USLF Holdco Interest Sale, the Renton Interest Sale and the other transactions contemplated by this Agreement are advisable and in the best interests of Black Creek Holdco and its sole member and (b) unanimously authorized and approved the execution, delivery and performance of this Agreement, the Merger, the USLF Holdco Interest Sale, the Renton Interest Sale and the other transactions contemplated by this Agreement by Black Creek Holdco;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Asset Transfers will be treated as a taxable sale (a) by USLF TRS of the assets of USLF Holdco, any applicable Additional Holdco and any applicable Asset Sale Subsidiary, (b) by USLV TRS of the assets of USLV Holdco, any applicable Additional Holdco and any applicable Asset Sale Subsidiary and (c) by USLV SubREIT of the assets of Renton Property Owner, in each case to Black Creek Holdco or its Affiliate in exchange for the portion of the Merger Consideration as determined pursuant to Section 3.2;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Merger; and

WHEREAS, in furtherance of the foregoing, the Parties desire to enter into this Agreement for the purpose of setting forth their mutual understandings and agreements with respect to the foregoing.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1
DEFINITIONS
Section 1.1Definitions.
(a)For purposes of this Agreement:

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Acquisition Proposal” means any proposal, offer, or inquiry from any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, issuance, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of assets or businesses of any Sale Subsidiary, or (B) any class of equity security (or options, rights or warrants to purchase, or securities convertible into, any equity security) or voting power of any Sale Subsidiary, in each case other than the transactions contemplated by this Agreement.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that, for purposes of Sections 2.2 and 2.3, any Person advised by an Affiliate of Black Creek Group shall be deemed to be an Affiliate of Black Creek Holdco.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation,

stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or stock-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, profit sharing, pension, or savings or any other remuneration, compensation or employee benefit plan, agreement, program, policy or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded.

“Black Creek Holdco Material Adverse Effect” means any Event that would reasonably be expected to prevent or materially impair or delay the ability of Black Creek Holdco to perform its material obligations hereunder or to consummate the Merger, the Asset Transfers or any of the other transactions contemplated by this Agreement before the Closing Date.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York or Denver, Colorado are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“DSOS” means the Secretary of State of the State of Delaware.

“Environmental Law” means any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with such Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means (i) any “hazardous substance” as that term is defined under the Comprehensive Environmental Response, Compensation and Liability Act, (ii) any “hazardous waste” as that term is defined under the Resource Conservation and Recovery Act, and (iii) petroleum and petroleum products, including crude oil and any fractions thereof, polychlorinated biphenyls, asbestos and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, and (viii) any agreement to provide any of the foregoing; provided that for purposes of clarity, “Indebtedness” shall not include trade payables.  For purposes of clauses (i) and (vi) of this definition of “Indebtedness”, such obligations shall be valued at the termination value thereof.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights, copyrightable works and database rights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Knowledge” means, with respect to the Sellers, the actual knowledge of the persons named in Section 1.1(a) of the Seller Disclosure Letter, and with respect to Black Creek Holdco, the actual knowledge of the persons named in Section 1.1(b) of the Seller Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Leases” means each lease or sublease (including any ground lease) (i) that is in effect as of date hereof and (ii) to which any Sale Subsidiary is a party as lessor or sublessor with respect to any Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Lien” means, with respect to any asset (including any security), any mortgage, deed of trust, condition, covenant, lien, pledge, charge, security interest, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Portion of the Property” means any portion of a Property, which, if taken or damaged or destroyed by casualty, would reasonably be estimated to reduce the value of that Property (based on the portion of the Merger Consideration allocated to the applicable Property Owning Subsidiary) by more than $1,000,000.

“Merger Consideration” means the aggregate consideration payable in the Merger and the Asset Transfers, which shall be equal to NINE HUNDRED AND TWENTY MILLION ($920,000,000).

“New Holdco” means any of USLF Holdco, USLV Holdco or any Additional Holdco, as applicable.

“Order” means a judgment, writ, order, injunction or decree of any Governmental Authority.

“Organizational Documents” means, with respect to a Person: (a) the articles or certificate of incorporation, all certificates of determination and designation, and the articles of association and bylaws, if such Person is a corporation; (b) the partnership agreement and any statement of partnership, if such Person is a general partnership; (c) the limited partnership agreement and the certificate or articles of limited partnership, if such Person is a limited partnership; (d) the operating agreement, limited liability company agreement, and the certificate or articles of organization or formation, if such Person is a limited liability company; (e) such other applicable organizational documents (such as the constitution, articles of association or memorandum of association), if such Person is organized or incorporated as any other type of entity (such as a private limited company); (f) any certificates of designation or similar instruments with respect to the capital stock or other equity interests of such Person; and (g) any amendment to any of the foregoing.

“Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Liens that are a cashier’s, landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business; (iii) Liens that are a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Liens that are disclosed on Section 1.2 of the Seller Disclosure Letter; (v) Liens that are disclosed on the most recent balance sheet of each of the Sellers or notes thereto (or securing liabilities reflected on such balance sheet); (vi) Liens arising under any Material Contracts, or leases to third parties for the occupation of portions of Properties as tenants only by such third parties in the ordinary course of the business of the Sellers or any Sale Subsidiary; (vii) non-monetary Liens that are recorded in a public record or disclosed on existing title policies or surveys (provided that if such non-monetary Lien was so disclosed on or after January 8, 2020, such title policies or surveys were made available to Black Creek Holdco prior to the date hereof) or otherwise within the Knowledge of Black Creek Holdco or its Affiliates; or (viii) non-monetary Liens, limitations, title defects, title encumbrances, covenants, restrictions or reservations of interests in title that (a) existed before January 8, 2020, or (b) arose after January 8, 2020 and which (I) do not interfere materially with the current use of the Property affected thereby (assuming its continued use in the manner in which it is currently used) or (II) materially adversely affect the value or marketability of such Property.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Property” or “Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by any Property Owning Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Property Owning Subsidiary” means each Person set forth on Section 1.3(a) of the Seller Disclosure Letter, including Renton Property Owner (which is a Property Owning Subsidiary of USLV), which Person or group of Persons holds a 100% direct or indirect ownership interest in the property or properties set forth opposite the name of such Person or group of Persons on Section 1.3(a) of the Seller Disclosure Letter; provided that, for the avoidance of doubt, the Persons set forth on Section 1.3(b) of the Seller Disclosure Letter shall be excluded from the definition of “Property Owning Subsidiaries” and shall not be included in the Merger or Asset Transfers.

“Property Permit” means any certificate, variance, permit, approval, license or other authorization required from any Governmental Authority having jurisdiction over the applicable Property.

“REIT” means a real estate investment trust within the meaning of Section 856 of the Code.

“Representative” means, with respect to any Person, one or more of such Person’s directors, officers, trustees, members, managers, partners, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Sale Subsidiaries” means USLF Holdco, USLV Holdco, any Additional Holdco and each Property Owning Subsidiary (including any Asset Sale Subsidiaries).

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Material Adverse Effect” means any Event occurring after the date of this Agreement that (i) is material and adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Sale Subsidiaries, taken as a whole, or (ii) will prevent or materially impair or delay the ability of any of USLF, USLV Sellers, any New Holdco, Renton Property Owner or any Asset Sale Subsidiary to consummate the Merger, the Asset Transfers or any of the other transactions contemplated by this Agreement before the Closing Date; provided that for purposes of clause (i) “Seller Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from (A) any failure of the Sale Subsidiaries to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that any Event arising after January 8, 2020 giving rise to such failure may be taken into account in determining whether there has been a Seller Material Adverse Effect), (B) any changes that affect the real estate industry generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (F) the negotiation, execution, or delivery of this Agreement, or performance in accordance with the terms of this Agreement, or the public announcement of the transactions contemplated by this Agreement or the Merger, the Asset Transfers or the other transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors (including stockholders), venture partners or employees, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of Black Creek Holdco or the failure to take any action at the request of Black Creek Holdco or expressly prohibited by this Agreement, (H) earthquakes, hurricanes, floods or other natural disasters, or (I) changes in Law or GAAP (or the interpretation or enforcement thereof), which in the case of each of clauses (B), (C), (D), (E) and (I) do not disproportionately affect the Sale Subsidiaries, taken as a whole, relative to other Persons in the industrial real estate industry in the United States, and in the case of clause (H), do not disproportionately affect the Sale Subsidiaries, taken as a whole, relative to other Persons in the real estate industry in the geographic regions in which the Sale Subsidiaries operate, own or lease properties.

“Straddle Tax Period” means any Tax period that begins before and ends after the Closing Date.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, in each case, imposed by and payable to any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tenant Improvement(s)” means the construction or improvement of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at the Properties.

“USLV Sellers” mean, collectively, USLV and USLV SubREIT.

(b)The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
Additional Holdco	Section 2.2(a)
Agreement	Preamble
Asset Sale Subsidiaries	Section 2.3(a)
Asset Transfer(s)	Section 2.3(a)
Basket	Section 10.3(a)
BCI IV OP	Recitals
BCI REIT	Recitals
Black Creek Holdco	Preamble
Black Creek Holdco Notice Date	Section 2.2(a)
Black Creek Holdco Terminating Breach	Section 9.1(d)(i)
Black Creek Indemnified Parties	Section 10.2(a)
Black Creek Notice	Section 2.2(a)
CAM Reconciliation	Section 2.11(b)
Casualty Kick-Out Notice	Section 7.5(a)
Casualty Kick-Out Subsidiary	Section 7.5(a)
Casualty Review Period	Section 7.5(a)
Claim Certificate	Section 10.4(a)
Closing	Section 2.7
Closing Date	Section 2.7
Condemned Property	Section 7.4(c)(ii)
Condemnation Kick-Out Notice	Section 7.4(a)
Condemnation Kick-Out Subsidiary	Section 7.4(a)
Condemnation Review Period	Section 7.4(a)
Delaware Chancery Court	Section 11.8
Delaware LLC Act	Recitals
Deposit	Section 2.5
Effective Time	Section 2.8
Exchange	Section 2.10
Fundamental Representations	Section 10.1(a)
Fundamental Reps Survival Period	Section 10.1(a)
Ground Leases	Section 4.16(f)
Indemnified Party(ies)	Section 10.2(b)
Indemnifying Party	Section 10.4(a)
Insurance Policies	Section 4.18
Interest Assignment	Section 2.3(c)
Interim Period	Section 6.1(a)
Leasing Commissions	Section 2.11(f)
Loss(es)	Section 10.2(a)
Marks	Section 7.12
Material Contract	Section 4.17(b)
Merger	Recitals
Merger Certificate	Section 2.8

Defined Terms	Location of Definition
Minor Claims Threshold	Section 10.3(a)
New Leases	Section 2.11(f)
New Merger Party	Section 2.2(b)
New Names	Section 7.12
Non-Fundamental Survival Period	Section 10.1(a)
Operating Costs	Section 2.11(b)
Over Collection	Section 2.11(b)
Party(ies)	Preamble
Permits	Section 4.5(a)
Property Representations	Section 4.22
Proration Date	Section 2.11
Proration Schedule	Section 2.11
Proprietary Information	Section 7.1(d)
Remedy Notice	Section 9.3(a)
Remedy Period	Section 9.3(a)
Renton Interest Sale	Recitals
Renton Property Owner	Recitals
Sale Subsidiary Partnership	Section 4.11(h)
Seller(s)	Preamble
Seller Disclosure Letter	Article 4
Seller Indemnified Parties	Section 10.2(b)
Seller Tax Protection Agreements	Section 4.11(h)
Seller Terminating Breach	Section 9.1(c)(i)
Seller Third Party	Section 4.16(g)
Settlement Statement	Section 2.11(g)
Survival Period	Section 10.1
Surviving Entity	Recitals
Tenant Improvement Costs	Section 2.11(f)
Tenant Improvements	Section 2.11(f)
Third Party Claim	Section 10.2(a)(i)
Third Party	Section 10.2(a)(i)
Title Company	Section 2.6
Title Insurance Policy(ies)	Section 4.16(i)
Transaction Costs	Section 9.2(d)
Transfer Taxes	Section 7.11
Under Collection	Section 2.11(b)
USLF	Preamble
USLV	Preamble
USLF Holdco	Recitals
USLF Holdco Interest Sale	Recitals
USLF TRS	Recitals
USLV Holdco	Recitals
USLV SubREIT	Preamble

Defined Terms	Location of Definition
USLV TRS	Recitals

Section 1.2Interpretation and Rules of Construction
. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;
(b)the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c)whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(d)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(e)references to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein (and, in the case of statutes, include any rules and regulations promulgated under the statute);
(f)all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(g)the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms;
(h)references to a Person are also to its successors and permitted assigns;
(i)except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”;
(j)all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars; and
(k)where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Article 2
THE MERGER
Section 2.1The Merger
Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement, and in accordance with the Delaware LLC Act, at the Effective Time, USLF (in the case of any Additional Holdco that is a wholly owned subsidiary of USLF), USLV (in the case of USLV Holdco and any Additional Holdco that is a wholly owned subsidiary of USLV) and Black Creek Holdco (or any applicable New Merger Party in the event that Black Creek Holdco assigns its rights to so merge to a New Merger Party pursuant to Section 2.2(a)) shall consummate (or shall cause to be consummated) the Merger pursuant to which USLV Holdco and any Additional Holdco shall be merged with and into Black Creek Holdco (or the applicable New Merger Party, as the case may be), whereupon the separate existence of USLV Holdco and any Additional Holdco shall cease, and Black Creek Holdco (or the applicable New Merger Party, as the case may be) shall continue as Surviving Entity.  The Merger shall have the effects provided in this Agreement and as specified in the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity in each Merger shall possess all properties, rights, privileges, powers and franchises of each of USLV Holdco or any Additional Holdco, as applicable, and Black Creek Holdco (or the applicable New Merger Party, as the case may be), and all of the claims, obligations, liabilities, debts and duties of each of USLV Holdco or any Additional Holdco, as applicable, and Black Creek Holdco (or the applicable New Merger Party, as the case may be) shall become the claims, obligations, liabilities, debts and duties of such Surviving Entity.
Section 2.2Assignment of Merger Rights
On or prior to the date that is fifteen (15) days prior to the Closing (such date, the “Black Creek Holdco Notice Date”), Black Creek Holdco shall have the right to provide written notice to the Sellers (the “Black Creek Notice”) (i) directing the Sellers to form up to ten (10) additional Delaware limited liability companies as wholly owned subsidiaries of USLF TRS or USLV TRS (each such entity, an “Additional Holdco”) and (ii) the Property Owning Subsidiaries whose equity interests are to be contributed by USLF or USLV, as the case may be, to each New Holdco.
(b)On or prior to the Black Creek Holdco Notice Date, Black Creek Holdco shall have the right to assign all or a portion of its rights pursuant to this Agreement with respect to the Merger of USLV Holdco, Renton Property Owner or any Additional Holdco with and into Black Creek Holdco, in each case pursuant to Section 2.1, to an Affiliate of Black Creek Holdco (such Affiliate, the “New Merger Party”) by providing the Sellers with written notice of such assignment; provided that such assignment shall not release or relieve Black Creek Holdco of its respective obligations under this Agreement.
Section 2.3Asset Transfers.
(a)On or prior to the Black Creek Holdco Notice Date, Black Creek Holdco shall have the right to elect to directly purchase one or more Property Owning Subsidiaries (the “Asset Sale Subsidiaries”) from USLF TRS or USLV TRS in conjunction with the Merger, in a manner set forth by Black Creek Holdco and agreed to by the Sellers (such agreement not to be unreasonably withheld, conditioned or delayed) (including the USLF Holdco Interest Sale and the Renton Interest Sale, each, an “Asset Transfer” and collectively, the “Asset Transfers”).

(b)Black Creek Holdco shall have the right to assign all or a portion of its rights pursuant to this Agreement with respect to any Asset Transfer to one or more of its Affiliates by providing the Sellers with written notice of such assignment on or prior to the Black Creek Holdco Notice Date; provided that such assignment shall not release or relieve Black Creek Holdco of its obligations under this Agreement.
(c)Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement, at the Effective Time, USLF and USLV shall cause USLF TRS (in the case of USLF) and each of USLV TRS and USLV SubREIT (in the case of USLV) to sell, or cause to be sold, USLF Holdco, Renton Property Owner and each Asset Sale Subsidiary to Black Creek Holdco or to an Affiliate of Black Creek Holdco by delivering one or more Assignments of Limited Liability Company Interests (each, an “Interest Assignment”) to Black Creek Holdco or its Affiliate in a form to be reasonably agreed by the Parties prior to Closing (it being understood and agreed that such Interest Assignment shall provide that (i) each such sale is on an “as is, where is” basis without any representation or warranty by USLF or USLV, as the case may be, except the representations and warranties made by the Sellers in this Agreement and (ii) Black Creek Holdco and its Affiliates shall have no recourse against, and shall fully release, USLF or USLV, as applicable, and its Affiliates, except in respect of the rights of Black Creek Holdco and its permitted assigns under this Agreement).
(d)Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement, at the Effective Time, USLF shall cause USLF TRS to sell an eighty-nine percent (89%) limited liability company interest in each of the Property Owning Subsidiaries set forth on Section 1.3(c) of the Seller Disclosure Letter to Black Creek Holdco or to an Affiliate of Black Creek Holdco by delivering one or more Interest Assignments to Black Creek Holdco or its Affiliate in a form to be reasonably agreed by the Parties prior to Closing (it being understood and agreed that such Interest Assignment shall provide that (i) such sale is on an “as is, where is” basis without any representation or warranty by USLF, except the representations and warranties made by the Sellers in this Agreement and (ii) Black Creek Holdco and its Affiliates shall have no recourse against, and shall fully release, USLF and its Affiliates, except in respect of the rights of Black Creek Holdco and its permitted assigns under this Agreement).
Section 2.4Pre-Closing Contribution Transactions
On or prior to the date that is ten (10) days prior the Closing, USLF and USLV shall cause the following to occur:
(a)USLF shall (i) form, or cause to be formed, such Additional Holdcos as directed in the Black Creek Notice, in each case as a Delaware limited liability company and a direct wholly owned subsidiary of USLF TRS, and (ii) in accordance with the Black Creek Notice, cause the direct owner of each Property Owning Subsidiary that is directly or indirectly owned by USLF to contribute and convey to the applicable Additional Holdco, and shall cause the applicable Additional Holdco to accept, all right, title and interest of such direct owner in and to the equity interests of each such Property Owning Subsidiary; and
(b)USLV shall (i) form, or cause to be formed, such Additional Holdcos as directed in the Black Creek Notice, in each case as a Delaware limited liability company and a direct wholly owned subsidiary of USLV TRS, and (ii) in accordance with the Black Creek Notice, cause the direct owner of each Property Owning Subsidiary that is directly or indirectly owned by

USLV to contribute and convey to the applicable Additional Holdco, and shall cause the applicable Additional Holdco to accept, all right, title and interest of such direct owner in and to the equity interests of each such Property Owning Subsidiary.
(c)USLF shall take, or cause to be taken, all actions necessary to assign or otherwise transfer the Persons set forth on Section 1.3(b) of the Seller Disclosure Letter to USLF TRS or another Affiliate of the Sellers that is not a Sale Subsidiary; it being understood and agreed that (i) such assignment or transfer shall be on an “as is, where is” basis without any representation or warranty by USLF Holdco, and (ii) USLF, USLF TRS and their Affiliates shall have no recourse against, and shall fully release, USLF Holdco, Black Creek Holdco and their Affiliates.
(d)USLF shall take, or cause to be taken, all actions necessary to assign, distribute or otherwise transfer an eighty-nine percent (89%) limited liability company interest in each of the Property Owning Subsidiaries set forth on Section 1.3(c) of the Seller Disclosure Letter to USLF TRS; it being understood and agreed that (i) such assignment or transfer shall be on an “as is, where is” basis without any representation or warranty by USLF Holdco, and (ii) USLF, USLF TRS and their Affiliates shall have no recourse against, and shall fully release, USLF Holdco, Black Creek Holdco and their Affiliates.

For the avoidance of doubt, all of the Property Owning Subsidiaries, other than any Property Owning Subsidiary identified as an Asset Sale Subsidiary in accordance with Section 2.3(a), are currently owned by USLF Holdco, USLV Holdco or USLV SubREIT, as the case may be, or shall be transferred to an Additional Holdco as provided above.

Section 2.5Black Creek Holdco Deposit
Within two (2) Business Days after the date of this Agreement, Black Creek Holdco shall deposit with the Title Company an earnest money deposit in the amount of ONE HUNDRED MILLION DOLLARS ($100,000,000) (the “Deposit”).  The Deposit shall be non-refundable (except as otherwise specified herein) when paid to the Title Company and shall be delivered to and held by the Title Company pursuant to the terms, covenants and conditions of this Agreement.
Section 2.6Escrow Agent for the Deposit
The Deposit will be placed with and held in escrow by First American Title Insurance Company, 101 Mission Street, Suite 1600, San Francisco, CA 94105-1730, Attention: Heather Kucala (the “Title Company”), in immediately available funds in an interest bearing account at a mutually acceptable banking institution. Any interest earned by the Deposit shall be considered as part of the Deposit for all purposes under this Agreement. Except as otherwise provided in this Agreement, the Deposit will be applied to the Merger Consideration at the Closing.
Section 2.7Closing.  Unless this Agreement shall have been terminated in accordance with Article 9 hereof, the closing of the Merger and the Asset Transfers (the “Closing”), will take place at the offices of Hogan Lovells US LLP, 555 13th Street NW, Washington, DC 20004 on July 14, 2021, subject to satisfaction or valid waiver by the Party entitled to the benefit of such condition (subject to applicable Law) (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions), unless such date is extended by mutual agreement of the Parties. The actual date of the Closing shall be referred to herein as the “Closing Date.”  The Parties intend that neither the Merger nor any Asset

Transfer shall be consummated at the Closing unless the Merger and all of the Asset Transfers occur in connection with the Closing.
Section 2.8Effective Time
 The Parties shall cause the Merger and the Asset Transfers to be consummated as soon as practicable on the Closing Date.  Prior to the Closing, Black Creek Holdco and the Sellers shall prepare and, on the Closing Date, Black Creek Holdco and the Sellers shall (i) cause a certificate of merger with respect to the Merger (the “Merger Certificate”) to be duly executed and filed with the DSOS as provided under the Delaware LLC Act and (ii) make any other filings, recordings or publications required, if any, under the Delaware LLC Act in connection with the Merger.  The Merger shall become effective upon such time as the Merger Certificate has been filed with the DSOS, or such later time that the Parties shall have agreed upon and designated in the Merger Certificate in accordance with the Delaware LLC Act as the effective time of the Merger (the “Effective Time”).  The Asset Transfers shall be effective at the Effective Time.
Section 2.9Governing Documents
 At the Effective Time, the certificate of formation and limited liability company agreement of Black Creek Holdco as in effect immediately before the Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Entity until thereafter changed or amended as provided therein or in accordance with applicable Law.
Section 2.10Tax Consequences
The Parties intend that for U.S. federal income tax purposes the Merger and the Asset Transfers will be treated as a taxable sale (a) by USLF TRS of the assets of USLF Holdco, any applicable Additional Holdco and any applicable Asset Sale Subsidiary, (b) by USLV TRS of the assets of USLV Holdco, any applicable Additional Holdco and any applicable Asset Sale Subsidiary and (c) by USLV SubREIT of the assets of Renton Property Owner, in each case to Black Creek Holdco in exchange for the relevant portion of the Merger Consideration as determined pursuant to Section 3.2.  Additionally, Sellers may consummate the Merger and the Asset Transfers as part of a so-called like-kind exchange (an “Exchange”) pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended.  Should Sellers elect to consummate an Exchange it shall be conditioned upon: (a) all costs, fees, and expenses attendant to the Exchange being the sole responsibility of Sellers; (b) the Closing not being delayed or affected by reason of the Exchange; (c) the consummation or accomplishment of the Exchange not being a condition precedent or condition subsequent to any Party’s obligations and covenants under this Agreement; (d) Black Creek Holdco and its Affiliates not being required to acquire or hold title to any real property other than the applicable assets of USLF Holdco, USLV Holdco, Renton Property Owner or any applicable Additional Holdco for purposes of consummating the Exchange; and (e) Black Creek Holdco having the right to review and approve (with such approval not to be unreasonably withheld) all documents it is requested to execute in connection with the Exchange.
Section 2.11Prorations
In addition to any other credit or prorations provided elsewhere in this Agreement, the Merger Consideration due at Closing pursuant to Section 3.3 shall be adjusted as of the Closing Date in accordance with the provisions set forth in this Section 2.11.  The Sellers and Black Creek Holdco agree to prepare a proration schedule (the “Proration Schedule”) of adjustments five (5) Business Days prior to Closing.  Such adjustments, if and to the extent known and agreed upon as of the Closing Date, shall be paid by the Sellers to Black Creek Holdco (if the prorations result in a net credit to Black Creek Holdco) or by Black Creek Holdco to the Sellers

(if the prorations result in a net credit to the Sellers), by increasing or reducing the cash to be paid by Black Creek Holdco at Closing.  Any such adjustments not determined or agreed upon as of the Closing Date shall be paid by Black Creek Holdco to the Sellers, or the Sellers to Black Creek Holdco, as the case may be, in cash as soon as practicable following the Closing Date.  All prorations hereinafter provided to be made as of the Closing shall each be made as of 11:59 p.m. Mountain Time on the day before the Closing Date (the “Proration Date”), and Black Creek Holdco shall be deemed to be title holder of the applicable Properties, and therefore entitled to the revenue and responsible for the expenses, after 12:00 a.m. Mountain Time on the Closing Date.

(a)All collected rent (including tenant reimbursements for Operating Costs (defined in subsection (b) below) and other collected income and any applicable state or local tax on rent) and Operating Costs under the Leases and Ground Leases in effect on the Closing Date shall be prorated as of the Proration Date. Black Creek Holdco shall be entitled to a credit at Closing for any rent and other income collected by the Sellers before Closing but applicable to any period of time after the Proration Date. Uncollected rent and other income shall not be prorated at Closing. The Sellers shall receive rent and revenue accruing prior to the Closing Date.  The Sellers shall be entitled to a credit for (i) any prepaid expenses applicable to any period of time after the Closing, (ii) the amount of any cash in any bank account of the Sale Subsidiaries to the extent that such cash is not with respect to any required reserve or other item subject to credit or proration pursuant to this Section 2.11 and (iii) the reimbursements for the costs of the contracts identified in Section 2.11 of the Seller Disclosure Letter with respect to expenditures with respect thereto by the applicable Sale Subsidiaries prior to the Closing (which contracts the Sellers will cause to be assigned to Black Creek Holdco or its designee at the Closing).  Black Creek Holdco shall be entitled to a credit for any unpaid expenses applicable to any period of time prior to the Proration Date. Further notwithstanding the foregoing, no prorations shall be made for any unpaid amounts due and payable prior to Closing or for delinquent rents existing, if any, as of the Closing Date.  Although no adjustments shall be made in the Sellers’ favor for rents that have accrued and are unpaid up to the date of Closing, Black Creek Holdco shall pay the Sellers such accrued and unpaid rents as and when collected by Black Creek Holdco (including any amounts paid with respect to the promissory notes set forth in Section 4.16(f) of the Seller Disclosure Letter), it being agreed, however, that Black Creek Holdco shall not be deemed to have collected such arrearages attributable to the period prior to Closing until such time as the tenant is current in the payment of all rent and other sums accruing as of or after the Closing Date.  For a period of ninety (90) days after the Closing, Black Creek Holdco agrees to bill tenants of the Properties for all past due rents that are accrued but unpaid as of the Closing; however, (i) Black Creek Holdco shall not be obligated to incur any out-of-pocket expenses (unless paid by the Sellers), (ii) Black Creek Holdco may deduct any of its reasonable costs of collection from any amounts due the Sellers, and (iii) under any circumstance, Black Creek Holdco shall not be obligated to file any legal action or terminate any Lease or Ground Lease.  The Sellers may take reasonable action to collect any delinquent rents; provided that the Sellers may not commence any legal action against any tenant seeking termination of any lease and the Sellers may not commence any other legal action against any tenant prior to the date that is thirty (30) days after the applicable Closing.  All rents received by Black Creek Holdco following the Closing shall be applied against the most recently accrued rent regardless of whether a tenant has specified in writing that such payment relates to a particular amount due to the Sellers, the Sellers shall promptly remit to Black Creek Holdco any rent received by the Sellers after Closing and Black Creek Holdco shall promptly remit to the Sellers any amount due the Sellers in accordance with the penultimate sentence that is received by Black Creek Holdco after Closing.

(b)No later than sixty (60) days after the Closing Date, the Sellers shall provide Black Creek Holdco with a reasonably detailed reconciliation for each tenant showing all common area maintenance charges, property taxes, insurance and other operating cost pass-throughs payable by tenants (the “Operating Costs”) incurred by the Sellers from the beginning of the then-current calendar year up to the Closing Date, and any Operating Cost estimates or charges collected by the Sellers during the same period of time and relating to such tenant, all in the form customarily submitted to each tenant (the “CAM Reconciliation”).  To the extent that the CAM Reconciliation reveals that the Sellers have over-collected Operating Costs such that, if the end of the operating cost year under the Leases and Ground Leases was the Closing Date, the Sellers would provide a credit to Black Creek Holdco for the amount of such over-collected Operating Costs (an “Over Collection”).  To the extent that the CAM Reconciliation reveals that the Sellers have under-collected Operating Costs such that, if the end of the operating cost year under the Leases and Ground Leases was the Closing Date, the Sellers would receive a credit from Black Creek Holdco for the amount of such under-collected Operating Costs at the Closing (an “Under Collection”).  The Parties shall use commercially reasonable efforts to agree upon the CAM Reconciliation within thirty (30) days and the applicable Party shall pay to the other Party the applicable amounts within fifteen (15) days after reaching such agreement.  Operating Costs that are payable by tenants directly to the applicable service providers shall not be prorated between the Sellers and Black Creek Holdco and any utility bills shall be prorated in accordance with Section 2.11(d).  For the avoidance of doubt, the CAM Reconciliation in respect of the calendar year immediately preceding the calendar year in which the Closing occurs shall be completed prior to the Closing Date.
(c)Taxes and assessments imposed by a Governmental Authority that are not yet due and payable and that are not payable by tenants under the Leases and Ground Leases directly to the governmental authorities shall be prorated as of the Proration Date on an accrual basis based upon the most recent ascertainable assessed values and tax rates available; provided, however, that if real or personal property taxes are estimated and not known, or supplemental taxes are assessed, then once known, after Closing, Black Creek Holdco and the Sellers promptly shall pay to the other any amount required as a result of such adjustments. The Sellers shall receive a credit for any Taxes and assessments paid by the Sellers and applicable to any period after the Closing. Black Creek Holdco shall receive a credit for any Taxes and assessments paid by Black Creek Holdco at or following Closing and applicable to any period prior to the Closing. Prior to Closing, the Sellers shall pay all taxes and special assessments on the Properties as and when they become due and prior to delinquency.  Notwithstanding anything seemingly to the contrary contained herein, Black Creek Holdco shall be solely responsible for and shall assume any and all “Prop 13” or similar taxes or assessments applicable to the Properties as a result of a change in ownership resulting from this transaction, regardless of when assessed; however, any “Prop 13” or similar taxes or assessments that are for the period prior to the Closing Date shall be Sellers’ responsibility, and in no event shall Black Creek Holdco be responsible for same.
(d)The readings and billings for utilities will be made if possible as of the Proration Date, in which case the Sellers shall pay all such bills and no proration shall be made at the Closing with respect to utility bills.  Otherwise, a proration shall be made based upon the Parties’ reasonable good faith estimate and a readjustment made within sixty (60) days after the

Closing, if necessary.  Black Creek Holdco shall assume any and all deposit(s) for any or all utility(ies), and the Sellers shall receive a credit for such deposit(s) at Closing.  The Sellers agree to reasonably cooperate with Black Creek Holdco in transferring utility service and the Sellers’ accounts with respect to the Properties and shall refrain from any action likely to result in a termination or interruption of utility service upon the Closing and transfer of ownership to Black Creek Holdco.
(e)Tenant Deposits.
(i)All tenant security deposits to the extent actually received by the Sellers and not applied to tenant obligations under the Leases prior to the Closing shall be transferred or credited to Black Creek Holdco at Closing or placed in escrow if required by Law. As of the Closing, Black Creek Holdco shall assume the Sellers’ obligations related to tenant security deposits but only to the extent of the tenant security deposits transferred to Black Creek Holdco at Closing.  The Sellers shall not apply any security deposits between the date of this Agreement and the Closing Date. At the Closing and at the Sellers’ sole cost and expense, the Sellers agree to cause the transfer to Black Creek Holdco of any letters of credit, bonds, notes or other instruments constituting tenant security deposits under any of the Leases. If any tenant security deposit is in the form of a bond or letter of credit, then, unless and until the Sellers deliver to Black Creek Holdco either a fully executed assignment to Black Creek Holdco of the beneficial interest under such bond or letter of credit together with the bond or letter of credit issuer’s express written consent to such assignment or a full replacement for such bond or letter of credit issued by the bond or letter of credit issuer directly in favor of Black Creek Holdco, the amount of such bond or letter of credit shall, at Black Creek Holdco’s option, either be paid to Black Creek Holdco at the Closing or credited against the Merger Consideration.
(ii)BLACK CREEK HOLDCO WILL INDEMNIFY, DEFEND, AND HOLD THE SELLERS HARMLESS FROM AND AGAINST ALL DEMANDS AND CLAIMS MADE BY TENANTS ARISING OUT OF THE APPLICATION OR DISPOSITION OF ANY SECURITY DEPOSITS THAT ARE MADE AFTER THE TRANSFER TO BLACK CREEK HOLDCO, AND WILL REIMBURSE THE SELLERS FOR ALL ATTORNEYS’ FEES INCURRED OR THAT MAY BE INCURRED AS A RESULT OF ANY SUCH CLAIMS OR DEMANDS AS WELL AS FOR ALL LOSS, EXPENSES, VERDICTS, JUDGMENTS, SETTLEMENTS, INTEREST, COSTS AND OTHER EXPENSES INCURRED OR THAT MAY BE INCURRED BY THE SELLERS AS A RESULT OF ANY SUCH CLAIMS OR DEMANDS BY TENANTS.
(iii)EACH OF USLF, ON THE ONE HAND, AND USLV, ON THE OTHER HAND, SEVERALLY AND NOT JOINTLY AND SEVERALLY, WILL INDEMNIFY, DEFEND, AND HOLD BLACK CREEK HOLDCO HARMLESS FROM AND AGAINST ALL DEMANDS AND CLAIMS MADE BY TENANTS OF ANY PROPERTY OWNING SUBSIDIARY OF USLF OR USLV, RESPECTIVELY, ARISING OUT OF THE APPLICATION OR DISPOSITION OF ANY SECURITY DEPOSITS PRIOR TO THE CLOSING, AND WILL REIMBURSE BLACK CREEK HOLDCO FOR ALL ATTORNEYS’ FEES INCURRED OR THAT MAY BE INCURRED AS A RESULT OF ANY SUCH CLAIMS OR DEMANDS AS WELL AS FOR ALL LOSS, EXPENSES, VERDICTS, JUDGMENTS, SETTLEMENTS, INTEREST, COSTS AND OTHER EXPENSES INCURRED OR THAT MAY

BE INCURRED BY BLACK CREEK HOLDCO AS A RESULT OF ANY SUCH CLAIMS OR DEMANDS BY TENANTS WITH RESPECT TO ANY PROPERTY OWNING SUBSIDIARY OF USLF OR USLV, RESPECTIVELY.
(f)To the extent that there have been any payments of hard and soft fees, costs and expenses (the “Tenant Improvement Costs”) associated with the design, engineering, permitting and construction of all tenant improvements and other modifications (“Tenant Improvements”) required under any Lease entered into during the Interim Period (“New Leases”), including without limitation permit costs, and for all leasing commissions paid or payable in connection with such New Leases (“Leasing Commissions”), the Sellers shall receive a credit for the amount of any costs incurred by the Sellers prior to the Closing for such Tenant Improvement Costs or Leasing Commissions based on the proportionate amount of months remaining on any such New Lease for which the Sellers have not yet collected any rent payments (i.e., if the such New Lease has a term of 24 months and 6 months of rent payments have been collected, Sellers shall receive a credit equal to 75% of such costs).  The completion of the Tenant Improvements, if any, by the Sellers shall not be a condition to Closing.
(g)At the Closing, Black Creek Holdco and the Sellers shall execute a closing settlement statement to reflect the credits, prorations and adjustments contemplated by or specifically provided for in this Agreement (the “Settlement Statement”).
(h)The Sellers and Black Creek Holdco shall undertake, following Closing, to adjust between themselves, as of the Closing Date, any revenue or expenses of the Properties that are not adjusted on the Settlement Statement.  The Sellers shall pay promptly upon receipt any bills relating to the operation of the Properties for periods prior to Closing and Black Creek Holdco shall pay promptly upon receipt any bills relating to the operation of the Properties for the periods after the Closing.
(i)The Parties acknowledge and agree that to the extent any amounts under this Section 2.11 are owing from the Sellers, such amounts shall be paid by USLF TRS, USLV TRS or USLV SubREIT, as applicable, or otherwise reduce the Merger Consideration to be received by USLF TRS, USLV TRS or USLV SubREIT, and to the extent that any amounts under this Section 2.11 are owed to the Sellers, such amounts shall be paid to USLF TRS, USLV TRS or USLV SubREIT, as applicable, or otherwise increase the Merger Consideration to be received by USLF TRS, USLV TRS or USLV SubREIT.
(j)The provisions of this Section 2.11 shall survive indefinitely the Closing, and shall not be deemed merged into any other documents.
Article 3
EFFECTS OF THE MERGER
Section 3.1Effects of the Merger
At the Effective Time and by virtue of the Merger and without any further action on the part of USLV, USLV Holdco, any Additional Holdco, Black

Creek Holdco or any New Merger Party or the holders of any securities of USLV, USLV Holdco, any Additional Holdco, Black Creek Holdco or any New Merger Party:

(a)all of the limited liability company interests in each of USLV Holdco, Renton Property Owner and any Additional Holdco issued and outstanding immediately prior to the Effective Time, which are all held by USLV TRS, USLV SubREIT and, if applicable in respect of any Additional Holdco, USLF TRS, respectively, will be cancelled and automatically converted into the right of USLV TRS, USLV SubREIT and, if applicable in respect of any Additional Holdco, ULSF TRS, to receive the portion of the Merger Consideration allocated to each of USLV TRS, USLV SubREIT and, if applicable in respect of any Additional Holdco, USLF TRS in respect of the Merger in accordance with the terms of Section 3.2; and
(b)all of the limited liability company interests in Black Creek Holdco or any New Merger Party, as the case may be, issued and outstanding immediately prior to the Effective Time shall be converted into limited liability company interests of the Surviving Entity.
Section 3.2Allocation of Merger Consideration
The Merger Consideration shall be allocated among the Property Owning Subsidiaries as set forth in Section 3.2 of the Seller Disclosure Letter; provided that no later than three (3) Business Days prior to Closing, the Parties may mutually agree to amend, modify or otherwise update Section 3.2 of the Seller Disclosure Letter.
Section 3.3Payment of Merger Consideration
At or before the Effective Time, Black Creek Holdco shall pay or cause to be paid by wire transfer of immediately available funds to an account or accounts of the Title Company an amount equal to the Merger Consideration (less the Deposit). The Title Company shall hold and disburse the Merger Consideration (plus or minus the prorations and other adjustments provided in Section 2.11), which shall include the Deposit, to the Sellers in accordance with the applicable Settlement Statement and the terms of this Agreement.
Section 3.4Withholding Rights
Each of the Parties and each of their respective Representatives, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement or deemed paid for Tax purposes to any Person, such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any other provision of state, local or foreign Tax Law.  Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Article 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of USLF, on the one hand, and USLV, on the other hand, hereby represent and warrant to Black Creek Holdco, severally and not jointly and severally, and solely with respect to itself, USLF TRS and USLF Holdco and USLV TRS, USLV Holdco and USLV SubREIT, respectively, and any Additional Holdco, Property Owning Subsidiary or Properties that it directly or indirectly owns, that (a) except as set forth in the disclosure letter prepared by the Sellers, with numbering corresponding to the numbering of this Article 4 delivered by the Sellers to Black Creek Holdco prior to the execution and delivery of this Agreement (the “Seller Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Seller Disclosure Letter shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced)); provided that nothing in the Seller Disclosure Letter is intended to broaden the scope of any representation or warranty of the Sellers made herein and no reference to or disclosure of any item or other matter in the Seller Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Seller Disclosure Letter or (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which any of the Sellers or the Sale Subsidiaries is a party exists or has actually occurred, and (b) the representations and warranties (other than the representations and warranties in Sections 4.1(a), 4.1(b), 4.1(c), 4.3, 4.4, 4.6(a), 4.19, 4.20 and 4.21) are made only with respect to the period beginning on January 8, 2020 and ending on the Closing Date:

Section 4.1Organization and Qualification; Property Owning Subsidiaries
(i) USLF is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, and (ii) USLV is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted.
(b)(i) USLF TRS is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) USLV TRS is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and (iii) USLV SubREIT is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted.
(c)Each of USLF Holdco and USLV Holdco is validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its organization, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted.  Each of USLF Holdco and USLV Holdco is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.
(d)Each Property Owning Subsidiary is validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted.  Each Property Owning Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.
(e)Section 4.1(e) of the Seller Disclosure Letter sets forth a true, complete and correct list of the Property Owning Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Property Owning Subsidiary, (ii) the names of and the type of and percentage of interest held by each Person in each Property Owning Subsidiary, and (iii) the classification for U.S. federal income tax purposes of each Property Owning Subsidiary.  At all times since USLF Holdco acquired each of the Property Owning Subsidiaries set forth on Section 1.3(c) of the Seller Disclosure Letter until the consummation of the transfers contemplated by Section 2.4(d), USLF Holdco has, and shall have, directly or indirectly owned 100% of such Property Owning Subsidiaries.
(f)Except as set forth on Section 4.1(f) of the Seller Disclosure Letter, no Sale Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person.
(g)There are no outstanding bonds, debentures, notes or other Indebtedness of any Sale Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of equity of any Sale Subsidiary may vote.  A Seller owns, directly or indirectly, all of the issued and outstanding ownership interests of each of the Sale Subsidiaries, free and clear of all encumbrances other than statutory or other Liens for Taxes or assessments that are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on the unaudited consolidated trial balance of USLV Holdco, USLF Holdco and Renton Property Owner as of April 30, 2021 (if such reserves are required pursuant to GAAP).
(h)There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which any of the Sellers, USLF TRS, USLF Holdco, USLV TRS, USLV SubREIT, USLV Holdco, or any of the Sale  Subsidiaries is a party or by which any of them is bound obligating any of the Sale Subsidiaries to (i) issue, deliver, transfer or sell or create, or cause to be issued, delivered, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of any Sale Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.
(i)Other than pursuant to the Organizational Documents of the Property Owning Subsidiaries, no Seller, none of USLF TRS, USLF Holdco, USLV TRS, USLV SubREIT or USLV Holdco, nor any Sale Subsidiary is a party to or, to the Knowledge of the Sellers, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any equity interests of any of the Sale Subsidiaries or which restrict the transfer of any such equity interests, nor are there, to the Sellers’ Knowledge, any third party agreements or understandings with respect to the voting of any such equity interests or which restrict the transfer of any such equity interests.
(j)No Sale Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.
(k)All dividends or other distributions on any securities of any Sale Subsidiary that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).
Section 4.2Organizational Documents
Each of the Sellers has made available to Black Creek Holdco true, complete and correct copies of the Organizational Documents of the Property Owning Subsidiaries as in effect on the date of this Agreement.
Section 4.3Authority
(i) USLF has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which USLF is a party, (ii) USLV has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which USLV is a party and (iii) USLV SubREIT has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which USLV SubREIT is a party.  The execution, delivery and performance of this Agreement by each of the Sellers and the consummation by each of the Sellers of the transactions contemplated by this Agreement have been, or, in the case of any New Holdco, will be duly and validly authorized by all necessary limited liability company and limited partnership, as applicable, action on behalf of the Sellers, and no other limited liability company or limited partnership, as applicable, proceedings on the part of USLF, USLV or USLV SubREIT are necessary to authorize this Agreement or the Merger and the Asset Transfers or to consummate the other transactions contemplated by this Agreement, subject to the filing of the Merger Certificate with the DSOS.  This Agreement has been duly authorized, executed and delivered by each of the Sellers, and assuming due authorization, execution and delivery by Black Creek Holdco, constitutes a legally valid and binding obligation of each of the Sellers enforceable against each of the Sellers in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
(b)The sole general partner of USLF, for itself and in its capacity as the sole member of USLF TRS, for itself and in its capacity as the sole member of USLF Holdco, (a) has, on behalf of each of USLF, USLF TRS and USLF Holdco (i) determined that this Agreement, the USLF Holdco Interest Sale and the other transactions contemplated by this Agreement are advisable and in the best interests of each of USLF, USLF TRS and USLF Holdco and their respective partners and members, as applicable, (ii) authorized and approved the execution, delivery and performance of this Agreement by USLF, and (iii) authorized and approved the USLF Holdco Interest Sale and the other transactions contemplated by this Agreement by each of USLF,

USLF TRS and USLF Holdco, as the case may be, and (b) prior to the Closing will have, on behalf of USLF, in its capacity as the sole member of USLF TRS in its capacity as the sole member of any Additional Holdcos owned by it directly or indirectly, on behalf of such Additional Holdcos (x) determined that the Merger and other transactions contemplated by this Agreement are advisable and in the best interests of such Additional Holdco and USLF TRS, its sole member, and (y) authorized and approved the consummation by such Additional Holdco of the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.
(c)The sole general partner of USLV, for itself and in its capacity as the sole member of USLV TRS, for itself and in its capacity as the sole member of USLV Holdco, (a) has, on behalf of each of USLV, USLV TRS and USLV Holdco (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of each of USLV, USLV TRS and USLV Holdco and their respective partners and members, as applicable, (ii) authorized and approved the execution, delivery and performance of this Agreement by USLV, and (iii) authorized and approved the Merger and the other transactions contemplated by this Agreement by each of USLV, USLV TRS and USLV Holdco, as the case may be, and (b) prior to the Closing will have, on behalf of USLV, in its capacity as the sole member of USLV TRS  in its capacity as the sole member of any Additional Holdcos owned by it directly or indirectly, on behalf of such Additional Holdcos (x) determined that the Merger and other transactions contemplated by this Agreement are advisable and in the best interests of such Additional Holdco and USLV TRS, its sole member, and (y) authorized and approved the consummation by such Additional Holdco of the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.
(d)The board of directors of USLV SubREIT, for itself and in its capacity as the sole member of Renton Property Owner, (a) has, on behalf of each of USLV SubREIT and Renton Property Owner (i) determined that this Agreement, the Renton Interest Sale and the other transactions contemplated by this Agreement are advisable and in the best interests of each of USLV SubREIT and Renton Property Owner and their respective partners and members, as applicable, (ii) authorized and approved the execution, delivery and performance of this Agreement by USLV SubREIT, and (iii) authorized and approved the Renton Interest Sale and the other transactions contemplated by this Agreement by each of USLV SubREIT and Renton Property Owner, as the case may be, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.
Section 4.4No Conflict; Required Filings and Consents
Assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by each of the Sellers does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of the Organizational Documents of USLF, USLV, USLV SubREIT or any Sale Subsidiary, (ii)  conflict with or violate any Law applicable to any Sale Subsidiary or by which any property or asset of any Sale Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b) or as set forth on Section 4.5(a) of the Seller Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of any Sale Subsidiary under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of any Sale Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which any Sale Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.
(b)The execution and delivery of this Agreement by each of the Sellers does not, and the performance of this Agreement by each of the Sellers will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Merger Certificate with the DSOS pursuant to the Delaware LLC Act, (iii) such filings as may be required in connection with state and local Transfer Taxes, (iv) such filings as may be required under state securities or state “blue sky” Laws, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.
Section 4.5Permits; Compliance with Law
Except for the Environmental Permits and the Property Permits, which are addressed solely in Section 4.15 and Section 4.16, respectively, each Sale Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for the lawful conduct of their respective businesses (such permits, excluding Environmental Permits and Property Permits, the “Permits”), and all such Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of such Permits, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, or except where the failure to be in possession of, or the failure to be valid or in full force and effect commenced prior to January 8, 2020.  Each of the Sale Subsidiaries is in compliance with the terms of the Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, or except where the failure to so comply commenced prior to January 8, 2020.  Neither the Sellers nor any Sale Subsidiary has received any written notice since January 8, 2020, nor has any Knowledge indicating that it currently is not in compliance in any material respect with the terms of any Permit.
(b)No Sale Subsidiary is or has been in conflict with since January 8, 2020, or in default or violation of (i) any Law applicable to it or by which any property or asset of it is bound (except for Laws addressed in Section 4.11, Section 4.15, Section 4.16, or Section 4.17 which are solely addressed in those Sections), or (ii) any Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, or which occurred prior to January 8, 2020.

Section 4.6Financial Statements
The unaudited consolidated trial balance of each of USLF Holdco, USLV Holdco and Renton Property Owner as of April 30, 2021 has been prepared in accordance with GAAP applied on a consistent basis and has been made available to Black Creek Holdco.
(b)No Sale Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among any Sale Subsidiary, on the one hand, and any unconsolidated Affiliate of either the Sellers or any Sale Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Sale Subsidiary in the unaudited consolidated trial balance of any of USLF Holdco, USLV Holdco or USLV SubREIT.
Section 4.7Absence of Certain Changes or Events
From January 8, 2020 through the date of this Agreement and except as set forth on Section 4.7 of the Seller Disclosure Letter, (a) each Sale Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any Seller Material Adverse Effect or any Event that, individually or in the aggregate with all other Events, would reasonably be expected to result in a Seller Material Adverse Effect and (c) no Sale Subsidiary has taken any action that, if taken after the date of this Agreement without Black Creek Holdco’s consent, would constitute a breach of the covenants set forth in any of clauses (iii), (iv), (vii) or (viii) of Section 6.1(b).
Section 4.8No Undisclosed Material Liabilities
Except as set forth on Section 4.8 of the Seller Disclosure Letter or as set forth in the unaudited consolidated trial balance of any of USLV Holdco, USLF Holdco and Renton Property Owner as of April 30, 2021, there are no material liabilities of any of the Sale Subsidiaries of any nature, other than:  (a) liabilities incurred in connection with the transactions contemplated by this Agreement; or (b) liabilities incurred in the ordinary course of business consistent with past practice since January 8, 2020.
Section 4.9No Default
No Sale Subsidiary is in default or violation of any term, condition or provision of (a) except as, individually or in the aggregate, would not be reasonably expected to have a Seller Material Adverse Effect, the Organizational Documents of such Sale Subsidiary, or (b) except as set forth on Section 4.9 of the Seller Disclosure Letter, any loan or credit agreement, note, or any bond, mortgage or indenture, to which such Sale Subsidiary is a party or by which such Sale Subsidiary or any of its respective properties or assets is bound, except in the case of clause (b) for defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.
Section 4.10Litigation
Except as (i) individually or in the aggregate would not reasonably be expected to have a Seller Material Adverse Effect, (ii) existed prior to January 8, 2020, or (iii) as set forth on Section 4.10 of the Seller Disclosure Letter, (a) there is no Action pending or, to the Knowledge of the Sellers, threatened against any Sale Subsidiary, and (b) no Sale Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 4.11Taxes
Each Sale Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all respects.  Each Sale Subsidiary has duly and timely paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all Taxes required to be paid by them, whether or not shown on any Tax Return.
(b)Each Sale Subsidiary has been at all times treated for U.S. federal income tax purposes as a disregarded entity, and not as a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code and not as corporation or an association taxable as a corporation whose separate existence is respected for U.S. federal income tax purposes and not as a partnership for U.S. federal income tax purposes.
(c)(i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of the Sellers, threatened with regard to any material Taxes or Tax Returns of any Sale Subsidiary; (ii) no material deficiency for Taxes of any Sale Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of the Sellers, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies that are being contested in good faith; (iii) no Sale Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) except as set forth in Section 4.11(c)(iv) of the Seller Disclosure Letter, no Sale Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return; and (v) no Sale Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).  No claim has been made by a Governmental Authority in a jurisdiction where a Sale Subsidiary does not file Tax Returns that such Sale Subsidiary is or may be subject to taxation in that jurisdiction.
(d)No Sale Subsidiary holds any asset treated as a “security” within the meaning of Section 856(c)(4)(B) of the Code.
(e)No Sale Subsidiary receives or derives any income other than “rents from real property” within the meaning of Section 856(d) of the Code.
(f)No Sale Subsidiary has incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property.
(g)The Sale Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)There are no Seller Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of the Sellers threatened to raise, a material claim against any Seller Subsidiary for any breach of any Seller Tax Protection Agreements.  As used herein, “Seller Tax Protection Agreements” means any written agreement to which any Sale Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Sale Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Sale Subsidiary Partnership or the Sale Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “Sale Subsidiary Partnership” means any Sale Subsidiary that is a partnership for U.S. federal income tax purposes.
(i)There are no Tax Liens upon any property or assets of any Sale Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Permitted Liens.
(j)There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving any Sale Subsidiary.
(k)No Sale Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.
(l)Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, no Sale Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(m)No written power of attorney that has been granted by any Sale Subsidiary (other than to Prologis, Inc., one of the Sellers or a Sale Subsidiary) currently is in force with respect to any matter relating to Taxes.
(n)No Sale Subsidiary has, or has had, any employees.
Section 4.12Benefit Plans; Employees
The Sale Subsidiaries do not maintain, sponsor, contribute to or have any liability (whether actual or contingent) with respect to, and have never maintained, sponsored, contributed to or had any liability (whether actual or contingent) with respect to, any Benefit Plan.  No Sale Subsidiary has any contract, plan or commitment, whether or not legally binding, to adopt or sponsor any Benefit Plan.
(b)No Sale Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA).

Section 4.13Intentionally Omitted
Intellectual Property
Except as set forth in Section 4.14 to the Seller Disclosure Letter, as of the date of this Agreement, no Sale Subsidiary: (a) owns any material registered trademarks, patents or copyrights; (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights that are material to the operations of the Sale Subsidiaries, taken as a whole; or (c) is a party to any licenses, contracts or agreements with respect to use by any Sale Subsidiary of any third-party Intellectual Property (other than commercially available off-the-shelf software).  To the Knowledge of the Sellers, no Intellectual Property used by any of the Sale Subsidiaries infringes or is alleged to infringe any Intellectual Property rights of any third party.  To the Knowledge of the Sellers, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of any Sale Subsidiary.  Except as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, the Sale Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Sale Subsidiaries as it is currently conducted.
Section 4.15Environmental Matters
Except (i) as set forth in any Phase I or Phase II or other environmental report or any Title Insurance Policy dated prior to January 8, 2020, or if dated on or after January 8, 2020, that has been provided or otherwise made available to Black Creek Holdco prior to the date of this Agreement, or as otherwise within the Knowledge of Black Creek Holdco prior to the date of this Agreement, (ii) as set forth in Section 4.15 of the Seller Disclosure Letter or (iii) as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect:
(a)Each Sale Subsidiary is in compliance with all Environmental Laws.
(b)Each Sale Subsidiary has all Environmental Permits necessary to conduct their current operations and are in compliance with such Environmental Permits.
(c)From and after January 8, 2020, no Sale Subsidiary has received any written notice, demand, letter or claim alleging that it is in violation of, or liable under, any Environmental Law or that any Order has been issued against it that remains unresolved.  From and after January 8, 2020, there have been no Actions pending, or, to the Knowledge of the Sellers, threatened against any Sale Subsidiary under any Environmental Law.
(d)From and after January 8, 2020, no Sale Subsidiary has entered into or agreed to any Order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.
(e)From and after January 8, 2020, no Sale Subsidiary has caused any release of a Hazardous Substance that would be required to be investigated or remediated by any Sale Subsidiary under any Environmental Law, except as, individually or in the aggregate, would not reasonably be expected to result in a Seller Material Adverse Effect.
(f)Notwithstanding any other provision of this Agreement, this Section 4.15 contains the exclusive representations and warranties of the Sale Subsidiaries with respect to environmental matters, Environmental Laws or Hazardous Substances.

Section 4.16Properties
Section 4.16(a)(i) of the Seller Disclosure Letter sets forth a true, complete and correct list of the address of each Property.  Section 4.16(a)(ii) of the Seller Disclosure Letter sets forth a list of each real property that, as of the date of this Agreement, is under contract by a Sale Subsidiary for purchase by such Sale Subsidiary or that is required under a binding contract to be leased or subleased by a Sale Subsidiary as lessee or sublessee after the date of this Agreement.  Except as set forth in Section 4.16(a)(ii) of the Seller Disclosure Letter, there are no written agreements to which any Sale Subsidiary is a party pursuant to which any Sale Subsidiary is obligated to buy, lease or sublease any real properties at some future date.
(b)Each Property Owning Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to its applicable Property, in each case, free and clear of Liens, except for Permitted Liens.
(c)To the Knowledge of the Sellers, each Sale Subsidiary has in effect all Property Permits or agreements, easements or other rights that are necessary to permit the current use and operation of the buildings and improvements on any of the Properties, except for such failures to have in effect that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect or where such failures existed prior to January 8, 2020. No Sale Subsidiary has received since January 8, 2020 (i) written notice that any Property Permit or any agreement, easement or other right that is necessary to permit the current use and operation of the buildings and improvements on any of the Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Properties that, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect.
(d)Except as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, no condemnation, eminent domain or similar proceeding has commenced since January 8, 2020 and is pending with respect to any owned Property, and no Sale Subsidiary has received any written notice since January 8, 2020 to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Property.
(e)Except for discrepancies, errors or omissions that existed prior to January 8, 2020 or that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, the information set forth under the headings “Tenant,” “Currently Monthly Rent,” “Lease From To,” “Security Deposit,” “Sq Ft (Square Feet),” and “Rent Increase” in the rent rolls for each of the Properties, as of May 27, 2021, which rent rolls have previously been made available by or on behalf of the Sale Subsidiaries to Black Creek Holdco (including an indication of whether any Property is subject to net leases), are true and correct.
(f)True and complete (in all material respects) copies of all (i) Leases and (ii) ground leases under which the interest of any Sale Subsidiary in Properties is a leasehold interest (the “Ground Leases”) have been made available to Black Creek Holdco, to the extent such Lease or Ground Lease was entered into on or after January 8, 2020 and prior to the date of this Agreement.  Except as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect or as set forth in Section 4.16(f) of the Seller Disclosure Letter, since January 8, 2020, (x) no Sale Subsidiary has given or received written notice of any breach or violation of, or default under, any Lease or Ground Lease, which breach, violation or default remains outstanding and uncured; (y) no tenant under a Lease or Ground Lease is in monetary default under such Lease or Ground Lease, which default remains outstanding and uncured; and (z) each Lease and Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to a Sale Subsidiary and, to the Knowledge of the Sellers, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).
(g)Except for Permitted Liens or as set forth in the Leases and Title Insurance Policies (and all documents referenced therein) provided or otherwise made available to Black Creek Holdco prior to the date of this Agreement (if such Lease or Title Insurance Policy is dated on or after January 8, 2020) or as set forth in the Organizational Documents of the Sale Subsidiaries and other entities in which the Sellers or the Sale Subsidiaries own an interest, or as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, (i) except as set forth in Section 4.16(g) of the Seller Disclosure Letter, there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Property or any portion thereof that were entered into or granted on or after January 8, 2020 and that would materially adversely affect either of the Sellers’ or any Sale Subsidiary’s, ownership, ground lease or other interest, or right to use, a Property subject to a Lease or Ground Lease, and (ii) there are no other outstanding rights or agreements that were entered into or granted on or after January 8, 2020 to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Property or any portion thereof that is owned by any Sale Subsidiary, which, in each case, is in favor of any party other than the Sellers or a Sale Subsidiary (a “Seller Third Party”).
(h)Except pursuant to a Lease, or any ground lease affecting any Property, no Sale Subsidiary is a party to any agreement that was entered into on or after January 8, 2020 pursuant to which any Sale Subsidiary manages or manages the development of any real property for any Seller Third Party.
(i)For each Property, policies of (i) title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by the applicable Sale Subsidiary with respect to the Properties that are not subject to the ground leases, and (ii) leasehold insurance have been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that the applicable Sale Subsidiary holds with respect to each Property that is subject to a ground lease (each, a “Title Insurance Policy” and, collectively, the “Title Insurance Policies”).  A copy of each Title Insurance Policy in the Sale Subsidiaries’ possession that was obtained on or after January 8, 2020 has been made available to Black Creek Holdco.  From and after January 8, 2020, no written claim has been made against any Title Insurance Policy with respect to any Property or otherwise by or with respect to a Sale Subsidiary, that, individually or in the aggregate, would be material to any Property.

(j)To the Knowledge of the Sellers, Section 4.16(j) of the Seller Disclosure Letter lists each Property that is (i) under development, which development commenced on or after January 8, 2020 and is pending as of the date of this Agreement (other than normal repair and maintenance), and describes the status of such development as of the date of this Agreement or (ii) subject to a binding agreement entered into on or after January 8, 2020 for development or commencement of construction by a Sale Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.
(k)Section 4.16(k) of the Seller Disclosure Letter lists the parties (other than a Sale Subsidiary) currently providing third-party property management services to a Sale Subsidiary and identifies the Properties currently managed by each such party.
(l)The Sale Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.  None of the Sale Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that would not reasonably be expected to have a Seller Material Adverse Effect.
(m)From and after January 8, 2020, no Sale Subsidiary (i) has received written notice of any structural defects relating to any Property that would have, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, and (ii) has received written notice of any physical damage to any Property that would have, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.
Section 4.17Material Contracts
Except (i) as set forth in Section 4.17(a) of the Seller Disclosure Letter, and (ii) for contracts that (x) are terminable upon not more than thirty (30) days’ notice without a penalty or premium, (y) will be fully performed and satisfied as of or prior to Closing, or (z) are by and among Sale Subsidiaries, as of the date of this Agreement, no Sale Subsidiary is a party to or bound by any contract that was entered into on or after January 8, 2020 and as of the date of this Agreement:
(i)obligates any Sale Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations), except for any Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Property;
(ii)contains any non-compete, non-solicit or exclusivity provisions with respect to any line of business or geographic area that restricts the business of any Sale Subsidiary, or that otherwise restricts the lines of business conducted by any Sale Subsidiary or the geographic area in which any Sale Subsidiary may conduct business;

(iii)is an agreement (other than the Organizational Documents of a Sale Subsidiary) that obligates any Sale Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of any Sale Subsidiary pursuant to which a Sale Subsidiary is the indemnitor;
(iv)constitutes an Indebtedness obligation of any Sale Subsidiary;
(v)requires any Sale Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Lease or a ground lease pursuant to which any third party is a lessee or sublessee on any Property), or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Property;
(vi)constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;
(vii)constitutes a joint venture, partnership or limited liability company or strategic alliance agreement between any Sale Subsidiary, on the one hand, and any third party, on the other hand; or
(viii)constitutes a loan to any Person (other than a wholly owned subsidiary of a Sale Subsidiary) by any Sale Subsidiary (other than advances or rent relief made in connection with or pursuant to and expressly disclosed in the Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Lease with respect to the development, construction, or equipping of Properties or the funding of improvements to Properties).
(b)Each contract in any of the categories set forth in Section 4.17(a) to which any Sale Subsidiary is a party or by which it is bound as of the date of this Agreement, is referred to herein as a “Material Contract.” For the avoidance of doubt, the term “Material Contract” does not include any Leases or Ground Leases.  A true, complete and correct copy of each Material Contract, as of the date of this Agreement, that was entered into on or after January 8, 2020, has been made available to Black Creek Holdco prior to the date of this Agreement.
(c)Except as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, each Material Contract is legal, valid, binding and enforceable against each Sale Subsidiary that is a party thereto and, to the Knowledge of the Sellers, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).  Except as set forth in Section 4.17(c) of the Seller Disclosure Letter, each Sale Subsidiary has performed all obligations required to be performed by it under each Material Contract and, to the Knowledge of the Sellers, each other party thereto has performed all obligations required to be performed by it under such Material Contract, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.  No Sale Subsidiary, or, to the Knowledge of the Sellers, any other party thereto, is in breach or violation of, or default under, any Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Material Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.  As of the date of this Agreement, no Sale Subsidiary has received written notice of any material violation or material default under any Material Contract.
(d)Section 4.17(d) of the Seller Disclosure Letter sets forth a list of each contract that was identified as a “Material Contract” pursuant to the Amended and Restated Agreement and Plan of Merger, dated August 20, 2019, by and among Prologis, L.P., Rockies Acquisition LLC and Industrial Property Trust Inc., and that was assumed by any Seller or its Affiliates on January 8, 2020, but was terminated by such Seller or its Affiliate on or after January 8, 2020.
(e)No Sale Subsidiary has any Indebtedness, other than Indebtedness payable to another Sale Subsidiary or any of USLF, USLV, USLV SubREIT, USLF TRS or USLV TRS which shall be paid prior to Closing.
Section 4.18Insurance
The Sale Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks which the Sellers believe are adequate for the operation of its business and the protection of its assets. As of the date of this Agreement, and except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, there is no claim by any Seller or any Sale Subsidiary pending under any such insurance policies that has been denied or disputed by the insurer. A summary of the material insurance policies and material fidelity bonds or other material insurance contracts providing coverage for all Properties (the “Insurance Policies”) has been made available to Black Creek Holdco prior to the date of this Agreement, to the extent that such Insurance Policies were procured on or after January 8, 2020.  Except as individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect, all premiums due and payable under all Insurance Policies have been paid, and the Sale Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Insurance Policies.  To the Knowledge of the Sellers, such Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect.  No written notice of cancellation or termination has been received by any Sale Subsidiary with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation.
Section 4.19Brokers
Except for the fees and expenses payable to Persons set forth in Section 4.19 of the Seller Disclosure Letter, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Asset Transfers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of USLF, USLV, USLV SubREIT, USLF TRS, USLV TRS or any Sale Subsidiary.
Section 4.20Investment Company Act
No Sale Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.21Additional Holdcos
Any Additional Holdco, when formed, (a) will be a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) will have the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it will be conducted, and (c) will be duly qualified or licensed to do business, and in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect. Each Additional Holdco shall be formed solely for the purposes of engaging in the transactions contemplated by this Agreement and, as of the Closing, shall not have conducted any activities other than in connection with its organization and the consummation of the transactions contemplated hereby, and no Additional Holdco has incurred any Indebtedness. As of the Closing Date, USLF Holdco, USLV Holdco, USLV SubREIT and the Additional Holdcos shall own all of the equity interests of each of the Property Owning Subsidiaries, except as otherwise provided in Section 2.3.
Section 4.22No Other Representations and Warranties
Except for the representations or warranties expressly set forth in this Article 4, none of the Sellers nor any other Person has made any representation or warranty, expressed or implied, with respect to the Sale Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Sellers or the Sale Subsidiaries. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Sellers in this Article 4, neither of the Sellers nor any other Person makes or has made any representation or warranty to Black Creek Holdco or any of its Affiliates or Representatives with respect to, any oral or written information presented to Black Creek Holdco or any of its Affiliates or Representatives in the course of their due diligence of the Sale Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The Sellers’ respective representations and warranties in Section 4.16 concerning the Properties (collectively, the “Property Representations”) are qualified by any Knowledge of Black Creek Holdco or its Affiliates prior to the date of this Agreement concerning such Property Representations, and Black Creek Holdco is and shall be deemed to have accepted such qualifications as of the date of this Agreement, and the Property Representations are automatically be made subject thereto.
Article 5
REPRESENTATIONS AND WARRANTIES OF BLACK CREEK HOLDCO

Black Creek Holdco hereby represents and warrants to the Sellers that:

Section 5.1Organization and Qualification
Black Creek Holdco is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Any New Merger Party will be a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Black Creek Holdco has, and any New Merger Party will have, the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being, or, in the case of any New Merger Party, will be, conducted and is, or, in the case of any New Merger Party, will be, duly qualified or licensed to do business, and is, or, in the case of any New Merger Party, will be, in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Black Creek Holdco Material Adverse Effect.  Any New Merger Party will be formed solely for the purpose of engaging in the transactions contemplated by this Agreement and will not have conducted any activities other than in connection with its organization and the consummation of the transactions contemplated hereby.

Section 5.2Authority
Black Creek Holdco has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Black Creek Holdco is a party.  The execution and delivery and performance by Black Creek Holdco of this Agreement and the consummation by Black Creek Holdco of the transactions contemplated by this Agreement have been, or, in the case of any New Merger Party, will be duly and validly authorized by all necessary limited liability company action, and no other limited liability company proceedings on the part of Black Creek Holdco are necessary to authorize this Agreement or the Merger, the Asset Transfers or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Merger Certificate with the DSOS.  This Agreement has been duly authorized, executed and delivered by Black Creek Holdco and assuming due authorization, execution and delivery by the Sellers, constitutes a legally valid and binding obligation of Black Creek Holdco, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
(b)The Board of Directors of BCI REIT, at a duly held meeting, has, in its capacity as the sole general partner of BCI IV OP, on behalf of BCI IV OP, in its capacity as the sole member of Black Creek Holdco, has, on behalf of Black Creek Holdco (a) unanimously determined that this Agreement, the Merger, the USLF Holdco Interest Sale, the Renton Interest Sale and the other transactions contemplated by this Agreement are advisable and in the best interests of Black Creek Holdco and its sole member and (b) unanimously authorized and approved the execution, delivery and performance of this Agreement, the Merger, the USLF Holdco Interest Sale, the Renton Interest Sale and the other transactions contemplated by this Agreement by Black Creek Holdco, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.
Section 5.3No Conflict; Required Filings and Consents
Assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by Black Creek Holdco does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of any Organizational Documents of Black Creek Holdco or any New Merger Party, (ii) conflict with or violate any Law applicable to any of Black Creek Holdco or any New Merger Party or by which any property or asset of Black Creek Holdco or any New Merger

Party is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Black Creek Holdco or any New Merger Party under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Black Creek Holdco or any New Merger Party pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Black Creek Holdco or any New Merger Party is a party except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Black Creek Holdco Material Adverse Effect.
(b)The execution and delivery of this Agreement by Black Creek Holdco does not, and the performance of this Agreement by Black Creek Holdco will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Merger Certificate with the DSOS pursuant to the Delaware LLC Act, (iii) such filings as may be required in connection with state and local Transfer Taxes, (iv) such filings as may be required under state securities or state “blue sky” Laws, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Black Creek Holdco Material Adverse Effect.
Section 5.4Litigation
Except as, individually or in the aggregate, would not reasonably be expected to have a Black Creek Holdco Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Black Creek Holdco, threatened against Black Creek Holdco or any New Merger Party and (b) none of Black Creek Holdco or any New Merger Party or any of their respective properties, is subject to any outstanding Order of any Governmental Authority.
Section 5.5Intentionally Omitted
Brokers
No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Asset Transfers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Black Creek Holdco or any New Merger Party.
Section 5.7Available Funds
Black Creek Holdco and any New Merger Party, collectively, will have on the Closing Date (i) sufficient cash on hand to pay the Merger Consideration and all fees and related expenses required to be paid by Black Creek Holdco and there will not be on the Closing Date any restriction on the use of such cash for such purpose on the terms and conditions contained in this Agreement and (ii) the resources and capabilities (financial or otherwise) to perform and satisfy the obligations of Black Creek Holdco or any New Merger Party set forth in this Agreement, including in connection with the Merger, the Asset Transfers and other transactions contemplated hereby. Black Creek Holdco will not have, as of the Closing Date, incurred any obligation, commitment, restriction or liability of any kind that would prevent or substantially adversely affect such resources. Black Creek Holdco acknowledges that the obligations of Black Creek Holdco or any New Merger Party hereunder are not subject to any conditions regarding the ability of Black Creek Holdco or any New Merger Party to obtain financing for the consummation of the transactions contemplated by this Agreement or otherwise.

Section 5.8Solvency
Assuming (a) the satisfaction of the conditions to the obligations of Black Creek Holdco or any New Merger Party to consummate the Merger, the Asset Transfers and the other transactions contemplated by this Agreement and (b) that any estimates, projections or forecasts prepared by or on behalf of the Sale Subsidiaries that have been provided to Black Creek Holdco have been prepared in good faith based upon assumptions that were and continue to be reasonable, immediately after the consummation of the Merger and the Asset Transfers and immediately after giving effect to the transactions contemplated by this Agreement, the Surviving Entity and its subsidiaries will be able to pay their respective Indebtedness as it becomes due in the usual course of business and will own total assets whose value exceeds the sum of its total liabilities.
Article 6
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.1Conduct of Business by Sale Subsidiaries.
(a)Each of USLF, on the one hand, and USLV, on the other hand, severally and not jointly and severally, covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be consented to in writing by Black Creek Holdco (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated, required or permitted pursuant to this Agreement, or (iv) as set forth in Section 6.1(a) of the Seller Disclosure Letter, each of USLF and USLV shall cause each of their respective Sale Subsidiaries to, (A) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (B) use its commercially reasonable efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of any Sellers’ or any Sale Subsidiary’s control excepted), (2) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, creditors, lessors, tenants and other significant third parties, and (3) maintain all Insurance Policies or substitutes therefor.
(b)Without limiting the generality of the foregoing, each of USLF, on the one hand, and USLV, on the other hand, severally and not jointly and severally, covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Black Creek Holdco (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated, required or permitted by this Agreement, or (iv) as set forth in Section 6.1(b) of the Seller Disclosure Letter, the Sellers shall not (with respect to clauses (i), (ii), (iv), (viii), (ix) or (xii) only), and neither USLF nor USLV shall cause or permit any of their respective Sale Subsidiaries to, do any of the following:
(i)amend the Organizational Documents of any Sale Subsidiary;

(ii)issue, deliver, sell, pledge, dispose of, encumber or grant, any shares of any of the Sale Subsidiaries’ capital stock or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of any of the Sale Subsidiaries’ capital stock or other equity interests;
(iii)acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except pursuant to existing contractual obligations of a Sale Subsidiary;
(iv)sell, mortgage, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any Sale Subsidiary or any material property or assets of any Sale Subsidiary, except pursuant to existing contractual obligations of a Sale Subsidiary;
(v)incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of any of the Sale Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person, except funding any transactions permitted by any clause of this Section 6.1(b)
(vi)make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) loans, advances or investments required to be made under any of the Leases or ground leases pursuant to which any third party is a lessee or sub lessee on any Property or any existing joint venture arrangements to which a Sale Subsidiary is a party as of the date of this Agreement, (B) in connection with any Tenant Improvements at any of the Properties, and (C) investments permitted pursuant to Section 6.1(b)(iii);
(vii)enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any lease or sublease (including any ground lease) to which any Sale Subsidiary is a party as lessor or sublessor with respect to any Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto), except for any entry into, renewal, modification, amendment or termination in accordance with the terms of any such lease that (A) occurs without any required approval (other than notice of renewal or by amendment that does not change any material term of such lease) by any Sale Subsidiary or (B) results from any participation by any Sale Subsidiary in any fair market determination or similar process required by any such lease that is initiated prior to the date hereof;
(viii)waive, release, assign, settle or compromise any claim or Action affecting a Sale Subsidiary, other than waivers, releases, assignments, settlements or compromises that with respect to the payment of monetary damages, involve only the payment of any amounts (including applicable deductibles) payable under an insurance policy insuring a Sale Subsidiary (so long as the proceeds (less applicable deductibles) of such amounts paid by the insurer is contributed to the applicable Sale Subsidiary);

(ix)adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;
(x)prepare or file any Tax Return (or any amendment thereof) unless such Tax Return shall have been prepared in a manner consistent with past practice;
(xi)(A) make, change or revoke any material Tax election of any Sale Subsidiary or material Tax accounting methods or practices unless required by applicable law, or (B) settle or compromise any Tax proceeding, or (C) enter into any closing agreement with any taxing authority;
(xii)except (A) in connection with any Tenant Improvements at any of the Properties that were agreed to prior to the date of this Agreement or otherwise approved in accordance with this Agreement, (B) for the expansion of a Property pursuant to expansion rights requested by the applicable tenant in the ordinary course of business and in accordance with the terms of the applicable Lease, and (C) capital expenditures in the ordinary course of business consistent with past practice necessary to repair or prevent damage to any of the Properties or as is necessary in the event of an emergency situation, make or commit to make any capital expenditures;
(xiii)permit any insurance policy naming any Sale Subsidiary as a beneficiary or an insured or a loss payable payee to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided that any renewal of any such policy shall be on terms consented to by Black Creek Holdco in writing; or
(xiv)(A) with respect to any Sale Subsidiary, authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, and (B) with respect to either of the Sellers, authorize, or enter into any contract, agreement, commitment or arrangement to take any of the actions (with respect to itself if such covenant expressly references either of the Sellers and with respect to Sale Subsidiaries in all other instances) described in clauses (i), (iii), (iv), (vii) or (x) only.
(c)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Sellers from taking any action, at any time or from time to time, that in the reasonable judgment of the general partners of Sellers, upon advice of counsel, is reasonably necessary for the direct or indirect owners of any Seller to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a real estate investment trust under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to their equity holders in accordance with this Agreement.
Section 6.2Other Actions
.  Each Party agrees that, during the Interim Period, except as contemplated by this Agreement, such Party shall not, directly or indirectly, without the prior written consent of the other Parties, take or cause to be taken any action that would reasonably be expected to materially delay consummation of the transactions contemplated by this Agreement, or enter into any agreement or otherwise make a commitment, to take any such action.

Section 6.3Marketing Right
During the Interim Period, the Parties hereby agree to reasonably cooperate in good faith with one another in connection with Black Creek Holdco’s (a) marketing for the potential sale of one or more of the Properties by Black Creek Holdco and its Affiliates and (b) to the extent practicable, the sale of such properties concurrently with the Closing; provided that Black Creek Holdco shall bear all costs incurred by the Parties in connection with any actions taken by the Parties in furtherance of this Section 6.3; provided, further, that none of the Sellers nor any of their respective Affiliates shall be liable for any Actions brought by any third party in connection with the marketing or sale of any such properties contemplated by this Section 6.3 and Black Creek Holdco shall, to the maximum extent permitted by applicable law, indemnify, defend and hold harmless the Sellers and their respective Affiliates from and against any and all losses, costs, expenses, damages and liabilities suffered or incurred by the Sellers or any of their Affiliates in connection with, resulting from or arising out of any such Action; provided, further, that no marketing or sale activities contemplated by this Section 6.3 shall delay or postpone the Closing; provided, further, that prior to commencing marketing activities pursuant to this Section 6.3, Black Creek Holdco shall notify the Sellers of such Property or Properties to be marketed for potential sale.
Section 6.4Leasing Discussions
The Parties hereby agree that, promptly following Black Creek Holdco’s reasonable request, the Sellers shall reach out to such tenant or tenants as specified by Black Creek Holdco regarding the renewal of such tenants’ leases on terms that Black Creek Holdco has approved in advance of such discussions.
Section 6.5No Control of Business
Nothing contained in this Agreement shall give Black Creek Holdco or any New Merger Party, directly or indirectly, the right to control or direct any Sale Subsidiary or any operations of any Sale Subsidiary prior to the Effective Time. Prior to the Effective Time, each Sale Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Black Creek Holdco and no consent of either USLF or USLV Sellers shall be required with respect to any matter set forth in Section 6.1 or 6.2 or elsewhere in the Agreement to the extent that the requirement of such consent could violate any applicable Law.
Article 7
ADDITIONAL COVENANTS
Section 7.1Access to Information; Cooperation; Confidentiality
During the Interim Period, to the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of USLF and USLV Sellers shall, and shall cause each of the Sale Subsidiaries to, afford to Black Creek Holdco and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel and records to the extent relating to the Sale Subsidiaries and, during such period, the Sellers shall, and shall cause each of the Sale Subsidiaries to, furnish reasonably promptly to Black Creek Holdco and its Representatives all information (financial or otherwise) concerning the business, properties and personnel of the Sale

Subsidiaries as Black Creek Holdco may reasonably request; provided that in no event shall Black Creek Holdco or its Representatives have the right to conduct invasive environmental sampling or testing of any kind. No representation or warranty as to the accuracy of information provided pursuant to this Section 7.1(a) is made, and Black Creek Holdco may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article 4, and no investigation under this Section 7.1(a) or otherwise shall affect any of the representations and warranties of the Sellers contained in this Agreement or any condition to the obligations of the Parties under this Agreement.  Notwithstanding the foregoing, neither USLF nor USLV Sellers shall be required by this Section 7.1(a) to provide Black Creek Holdco or its Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the applicable Seller has used commercially reasonable efforts to obtain permission or consent of such third party to such disclosure), (B) the disclosure of which would violate any Law applicable to the Sellers, the Sale Subsidiaries or any of their Representatives, or (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to the Sellers or the Sale Subsidiaries.  Black Creek Holdco will use its commercially reasonable efforts to minimize any disruption to the businesses of the Sale Subsidiaries that may result from the requests for access, data and information hereunder.  Prior to the Effective Time, Black Creek Holdco shall not, and shall cause its respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any Sale Subsidiary has a business relationship (including tenants/subtenants) regarding the business of the Sale Subsidiaries or this Agreement and the transactions contemplated hereby without the prior written consent of the Sellers (provided that, for the avoidance of doubt, nothing in this Section 7.1(a) shall be deemed to restrict Black Creek Holdco and its Representatives and Affiliates from contacting such parties in pursuing the business of Black Creek Holdco operating in the ordinary course).
(b)From and after the Closing, each of USLF and USLV Sellers and their respective Representatives shall cooperate to the extent reasonably requested by Black Creek Holdco and its Representatives to provide Black Creek Holdco and its Representatives with access to certain information in accordance with Section 7.1(a). Such cooperation shall include the retention and (upon Black Creek Holdco’s reasonable request) the provision of records and information which may be reasonably relevant to the Sale Subsidiaries or Properties and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(c)As soon as reasonably practicable following the Closing, the Sellers shall provide to Black Creek Holdco (i) the unaudited consolidated trial balance of USLF Holdco, USLV Holdco and Renton Property Owner as of the last day of the month immediately preceding the month in which the Closing occurs, which trial balance shall be prepared in accordance with GAAP applied on a consistent basis, and (ii) consolidated and unconsolidated operating statements for the Properties as of the last day of the month immediately preceding the month in which the Closing occurs. In addition, to the extent necessary to enable Black Creek Holdco or any of its Affiliates to comply with any financial reporting requirements applicable to Black Creek Holdco, and upon at least five (5) Business Days prior written notice to the Sellers, for a period of six (6) months from and after the Closing Date, the Sellers shall reasonably cooperate (at no cost or liability to the Sellers) and allow Black Creek Holdco’s auditors to audit the trial balance related to the operation of the Properties for the for the period beginning January 8, 2020 and ending on the day prior to the Closing Date.  Other than any representation, warranty or covenant otherwise set forth in this Agreement or the documents delivered at Closing, the Sellers make no representations, warranties or covenants with respect to financial information or the books and records that may be reviewed in auditing the same, and Black Creek Holdco releases and waives any liability or claims against the Sellers related to the trial balance or the books and records which may be reviewed and audited.
(d)Until the Effective Time, Black Creek Holdco shall, and shall cause its Affiliates to, (i) treat and hold as confidential all nonpublic, confidential or proprietary information or data relating to the Properties or any Sale Subsidiary, including any such information exchanged pursuant to this Section 7.1 (the “Proprietary Information”), and (ii) not use or disclose (other than to its Representatives) any Proprietary Information for any purpose other than in connection with the transactions contemplated by this Agreement.  From and after the Effective Time, the Sellers shall, and shall cause their respective Affiliates to, (x) treat and hold as confidential all Proprietary Information and (ii) not use or disclose any Proprietary Information for any purpose.  In the event that, prior to the Effective Time, Black Creek Holdco, or following the Effective Time, the Sellers, are requested or required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by Law) to disclose any Proprietary Information, then Black Creek Holdco shall notify the Sellers, or the Sellers shall notify Black Creek Holdco, as the case may be, promptly of the request or requirement so that the Sellers or Black Creek Holdco, as the case may be, at its expense, may seek an appropriate protective order or waive compliance with this Section 7.1(d).  If, in the absence of a protective order or receipt of a waiver hereunder, Black Creek Holdco is or the Sellers are, as the case may be, on the advice of counsel, compelled to disclose such Proprietary Information, then Black Creek Holdco or the Sellers, as the case may be, may disclose only that portion of the Proprietary Information that their counsel advises is legally required to disclosure or of which disclosure is required to avoid sanction for contempt or any similar sanction; provided that Black Creek Holdco or the Sellers, as the case may be, shall use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such Proprietary Information.  Notwithstanding the foregoing, the provisions of this Section 7.1(d) shall not apply to information that is or becomes publicly available other than as a result of a disclosure prior to the Effective Time, by Black Creek Holdco or its Affiliates, or following the Effective Time, by the Sellers or their Affiliates.
Section 7.2Exclusivity
During the Interim Period, each of USLF and USLV Sellers shall not, and shall cause each of USLF TRS, USLV TRS, USLV SubREIT, the Sale Subsidiaries and the respective officers, directors, managers, employees, members, limited partners, agents, Affiliates and Representatives of USLF, USLV, USLF TRS, USLV TRS, USLV SubREIT and the Sale Subsidiaries not to (and shall not authorize any of them to), directly or indirectly: (a) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal; (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding, or furnish to any Person other than Black Creek Holdco or its Representatives any non-public information or data with respect to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal; (c) approve, recommend, publicly declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement, partnership agreement or other agreement in each case related to an Acquisition Proposal or requiring or having the effect of requiring the Sellers to abandon, terminate or breach their obligations hereunder or fail to consummate the Merger or the Asset Transfers; or (d) agree to or propose publicly to do any of the foregoing.

Section 7.3Public Announcements
.  So long as this Agreement is in effect, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and, except as otherwise permitted or required by this Agreement, none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing with respect to this Agreement or any of the transactions contemplated by this Agreement as may be required by Law, Order or the applicable rules of any stock exchange, in which case such Party shall consult with the other Party before making such public statement or filing with respect to this Agreement or any of the transactions contemplated by this Agreement, except to the extent it is not reasonably practicable to do so.  Notwithstanding anything to the contrary set forth herein, the Parties hereby acknowledge that (a) following the execution of this Agreement and following the Closing, each of Prologis, Inc., the indirect general partner of each Seller, and an Affiliate of Black Creek Holdco shall be permitted to make a press release regarding each of the execution of this Agreement and the consummation of the Closing, which press releases shall be subject to the review and approval of each of Black Creek Holdco and the Sellers, respectively, prior to making such public announcements, and (b) following the Closing, Norges Bank Investment Management, an indirect owner of USLV, shall be permitted to make a public announcement of the transactions contemplated by this Agreement on its website substantially in the form attached hereto as Exhibit A; provided that any such public announcement by Prologis, Inc. or Norges Bank Investment Management shall not occur prior to the filing by an Affiliate of Black Creek Holdco of a Periodic Report on Form 8-K with the SEC on the date of this Agreement and on the Closing Date, as applicable.
Section 7.4Condemnation
If, during the Interim Period, condemnation proceedings are commenced against any Property, then in such event the Sellers shall promptly (but in no event more than five (5) Business Days after one of the Sellers has actual knowledge of such condemnation proceedings) provide notice of such proceedings to Black Creek Holdco, and if such proceeding is commenced against a Material Portion of a Property and which allows the applicable tenant to terminate its Lease, Black Creek Holdco may, at its option, remove the applicable Property Owning Subsidiary that owns such condemned Property (a “Condemnation Kick-Out Subsidiary”) from the transactions contemplated by this Agreement as described below upon notice to the Sellers (the “Condemnation Kick-Out Notice”) within the earlier of the Closing and fifteen (15) days after receipt by Black Creek Holdco of such notice from the Sellers of such condemnation (the “Condemnation Review Period”).
(b)In the event Black Creek Holdco removes a Condemnation Kick-Out Subsidiary from the transactions contemplated by this Agreement pursuant to this Section 7.4, this Agreement shall be terminated solely with respect to such Condemnation Kick-Out Subsidiary and the Merger Consideration will be reduced by the amount of the Merger Consideration allocated to such Condemnation Kick-Out Subsidiary pursuant to Section 3.2, and the Title Company shall promptly disburse such portion of the Merger Consideration allocated to such Condemnation Kick-Out Subsidiary to Black Creek Holdco, if such Merger Consideration had previously been paid into escrow.
(c)If, prior to the Effective Time: (i) condemnation proceedings are commenced against less than a Material Portion of the Property; or (ii) condemnation proceedings are commenced against a Material Portion of the Property and Black Creek Holdco does not make its election pursuant to Section 7.4(a), then the Closing with respect to the applicable Property Owning Subsidiary that owns such condemned Property (the “Condemned Property”) will take place as provided herein without reduction of the allocable portion of the Merger Consideration and such Property Owning Subsidiary shall retain any applicable condemnation award through Closing.
(d)If the Closing is to occur after the commencement of condemnation proceedings, then prior to the Closing the applicable Property Owning Subsidiary shall not: (i) adjust and settle any insurance, condemnation or other claims with respect to the Condemned Property; or (ii) enter into any construction or other contract for the repair or restoration of the Condemned Property, in each case without Black Creek Holdco’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that no such consent shall be necessary to repair or restore any emergency or hazardous condition at the Condemned Property or to preserve any rights under applicable laws, insurance policies, leases, or other contracts as reasonably determined by the applicable Property Owning Subsidiary.
Section 7.5Casualty
The Sellers shall give Black Creek Holdco prompt notice of any material damage or destruction by fire, explosion, storm, tornado, flood, or other casualty affecting any Property during the Interim Period. Black Creek Holdco or its designated agents may enter the applicable Property from time to time during normal business hours and upon advance notice to the Sellers in accordance with Section 7.1 of this Agreement for the purpose of inspecting any such casualty.
(a)If prior to the Effective Time there occurs damage to any Material Portion of the Property caused by fire or other insured casualty, then Black Creek Holdco may, at its option, remove the applicable Property Owning Subsidiary that owns such Property (a “Casualty Kick-Out Subsidiary”) from the transactions contemplated by this Agreement as described below upon notice to the Sellers (the “Casualty Kick-Out Notice”) within the earlier of the Closing and fifteen (15) days after receipt by Black Creek Holdco of such notice from the Sellers of such casualty (the “Casualty Review Period”).
(b)In the event Black Creek Holdco removes a Casualty Kick-Out Subsidiary from the transactions contemplated by this Agreement pursuant to this Section 7.5, this Agreement shall be terminated solely with respect to such Casualty Kick-Out Subsidiary and the Merger Consideration will be reduced by the amount of the Merger Consideration allocated to such Casualty Kick-Out Subsidiary pursuant to Section 3.2 and the Title Company shall promptly disburse such portion of the Merger Consideration allocated to such Casualty Kick-Out Subsidiary to Black Creek Holdco, if such Merger Consideration had previously been paid into escrow.

(c)If Black Creek Holdco fails to timely make its election pursuant to Section 7.5(a), then the Closing with respect to the applicable Property Owning Subsidiary will take place as provided herein without reduction of the allocable portion of the Merger Consideration, and the applicable Property Owning Subsidiary will retain its interest in and to any casualty insurance proceeds through Closing other than the proceeds of any business interruption or loss of rental insurance attributable to the period prior to Closing, which shall be paid to the Sellers.
(d)If prior to the Closing there occurs damage to any portion of a Property other than a Material Portion of the Property caused by fire or other insured casualty, then Black Creek Holdco will have no right to remove the applicable Property Owning Subsidiary that owns such Property from the transactions contemplated by this Agreement, but (i) the applicable Property Owning Subsidiary shall retain at the Closing all of its interest in and to any casualty insurance proceeds which may be payable to the applicable Property Owning Subsidiary on account of any such occurrence, other than the proceeds of any business interruption or loss of rental insurance attributable to the period prior to Closing, which shall be paid to the Sellers; and (ii) Black Creek Holdco shall receive a credit against the Merger Consideration in an amount equal to any such deductible together with a credit for any self-insured amount.
Section 7.6Appropriate Action; Consents; Filings
Upon the terms and subject to the conditions set forth in this Agreement, (x) each of USLF and USLV Sellers shall, and shall cause USLF TRS, USLV TRS, USLV SubREIT and the Sale Subsidiaries and their respective Affiliates to, and (y) Black Creek Holdco shall, and shall cause any New Merger Party and their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger, the Asset Transfers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger, the Asset Transfers and the other transactions contemplated by this Agreement, the giving of any notices to Governmental Authorities or other Persons and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger, the Asset Transfers and the other transactions contemplated by this Agreement, including complying expeditiously with any and all information and document requests by any Governmental Authority in connection with any investigation of the transactions contemplated hereby, (iii) subject to Section 7.7(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, the Asset Transfers or the other transactions contemplated by this Agreement, including seeking to have any stay or restraining order entered by any court or other Governmental Authority vacated or reversed, and the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger and the Asset Transfers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary or advisable to consummate the Merger, the Asset

Transfers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.
(b)Each of the Parties hereto shall, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and legally permitted, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to such Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger, the Asset Transfers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.6 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials.  To the extent reasonably practicable, none of the Sellers, Black Creek Holdco or any New Merger Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority (except that confidential, competitively sensitive business information may be excluded from such a meeting or conversation).
Section 7.7Notification of Certain Matters; Transaction Litigation
The Sellers and their respective Representatives shall give prompt written notice to Black Creek Holdco, and Black Creek Holdco and its Representatives shall give prompt written notice to the Sellers, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger, the Asset Transfers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, the Asset Transfers or the other transactions contemplated by this Agreement.
(b)The Sellers and their Representatives shall give prompt notice to Black Creek Holdco, and Black Creek Holdco and its Representatives shall give prompt notice to the Sellers, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate in any material respect such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Closing Date, or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Sellers and their Representatives shall give prompt notice to Black Creek Holdco, and Black Creek Holdco and its Representatives shall give prompt notice to the Sellers, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed.  Notwithstanding anything to the contrary in this Agreement, the failure by the Sellers, Black Creek Holdco or their respective Representatives to provide such prompt notice under this Section 7.7(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b) or Section 9.1(c)(i).
(c)The Sellers and their Representatives shall give prompt notice to Black Creek Holdco, and Black Creek Holdco and its Representatives shall give prompt notice to the Sellers, of any Action commenced relating to or involving such Party or any Sale Subsidiary, Black Creek Holdco or any Affiliate thereof, respectively, that relates to this Agreement, the Merger, the Asset Transfers or the other transactions contemplated by this Agreement.  The Sellers and their respective Representatives shall give Black Creek Holdco the opportunity to reasonably participate in the defense and settlement of any litigation against USLF or its sole general partner, USLV or its sole general partner or USLV SubREIT or its board of directors, or relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Black Creek Holdco’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Black Creek Holdco or any Sale Subsidiary other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.  Black Creek Holdco and its Representatives shall give the Sellers the opportunity to reasonably participate in the defense and settlement of any litigation against Black Creek Holdco or its sole member relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Sellers’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Black Creek Holdco, the Sellers or any Sale Subsidiary other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.
(d)Each of USLF, USLV Sellers and Black Creek Holdco agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any Sale Subsidiary, which could reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or a Black Creek Holdco Material Adverse Effect, as the case may be.
Section 7.8Related Party Agreements
Each of the Sellers shall terminate, or cause to be terminated, at or immediately prior to the Closing, each agreement between any Sale Subsidiary, on the one hand, and either USLF or USLV Sellers or any Affiliates (other than the Sale Subsidiaries) of either USLF or USLV Sellers, on the other hand, without payment or penalty. Additionally, the applicable Seller or its applicable Affiliate (other than a Sale Subsidiary) party to such agreement, on the one hand, and the applicable Sale Subsidiary party to such agreement, on the other hand, shall execute and deliver a mutual release in favor of the other party to such agreement, from any liabilities or obligations with respect to any such agreement.

Section 7.9New Merger Party; New Holdcos
Black Creek Holdco shall cause any New Merger Party (and after the Closing, the Surviving Entity) and any other applicable Black Creek Holdco Affiliate thereof to comply with and perform all of its obligations under or relating to this Agreement, including in the case of any New Merger Party to consummate the Merger on the terms and subject to the conditions set forth in this Agreement, and in the case of any applicable Affiliate of Black Creek Holdco, to consummate the Asset Transfers on the terms and subject to the conditions set forth in this Agreement.  The Sellers shall cause each New Holdco and each of the Property Owning Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement, including in the case of each New Holdco and Renton Property Owner to consummate the Merger and the Asset Transfers, as applicable, on the terms and subject to the conditions set forth in this Agreement.
Section 7.10Tax Returns for Pre-Closing and Straddle Tax Periods
 The Sellers will prepare or cause to be prepared all Tax Returns of the Sale Subsidiaries that are required to be filed prior to the Closing Date with respect to all Pre-Closing Tax Periods, including any filings for the extension of time within which to file such Tax Returns. Black Creek Holdco will prepare or cause to be prepared all Tax Returns of the Sale Subsidiaries that are required to be filed on or after the Closing Date with respect to all Pre-Closing Tax Periods and Straddle Tax Periods. All Tax Returns prepared pursuant to this Section 7.10 will be prepared in a manner consistent with past practices of the applicable Sale Subsidiary unless otherwise required by applicable Law. Not later than fifteen (15) days prior to the due date (taking into account any extensions thereof), for filing any such Tax Return that is to be filed on or after the Closing Date (other than a Tax Return relating to sales, use, payroll or other Taxes that is required to be filed contemporaneously with, or promptly after, the close of a Tax period), Black Creek Holdco will deliver a copy of such Tax Return, together with all reasonably requested supporting documentation, to Sellers for their review and approval (which approval shall not be unreasonably withheld, conditioned or delayed, and in any case which approval shall be deemed granted if no objection is received by Black Creek Holdco in writing on or prior to day immediately preceding the due date (taking into account any extensions thereof) for filing any such Tax Return). The Sellers will cause all Tax Returns prepared by them or on their behalf pursuant to this Section 7.10 to be timely filed and will pay all Taxes payable with respect to such Tax Return.  Black Creek Holdco will cause all Tax Returns prepared by it or on its behalf pursuant to this Section 7.10 to be timely filed, will provide a copy to Sellers and, subject to Sellers’ indemnification obligations under Section 10.2(a)(iv), will pay all Taxes payable with respect to such Tax Return. Not later than three (3) Business Days before the due date for the payment of Taxes with respect to any Tax Returns described in this Section 7.10 that are to be filed on or after the Closing Date, Sellers shall cause USLF TRS, USLV TRS or USLV SubREIT, as the case may be, to pay to Black Creek Holdco an amount equal to the Taxes for which USLF TRS, USLV TRS or USLV SubREIT, as the case may be, is responsible pursuant to Section 10.2(a)(iv). The expense of preparing any Tax Returns described in this Section 7.10 shall be borne by the Party responsible for preparing and filing such Tax Returns. From and after the Closing, each of USLF and USLV Sellers and their respective Representatives shall cooperate to the extent reasonably requested by Black Creek Holdco and its Representatives to provide Black Creek Holdco and its Representatives with access to such information as Black

Creek Holdco and its Representatives may reasonably request in connection with paying any Taxes, filing any Tax Returns and conducting any contests relating to Taxes.

Section 7.11Transfer Taxes
Black Creek Holdco and each of the Sellers shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the Merger, the Asset Transfers or the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. The Parties shall timely pay all Transfer Taxes, including Transfer Taxes that may become payable in connection with the transfer of any Property Owning Subsidiaries to any New Holdco or Asset Sale Subsidiary or any related pre-Closing internal structuring by the Sellers as is necessary to consummate the transactions contemplated hereby. All Transfer Taxes shall be allocated between Black Creek Holdco, on the one hand, and USLF TRS, USLV TRS and USLV SubREIT (in such proportions as Sellers may agree), on the other hand, as set forth on Section 7.11 of the Seller Disclosure Letter based on the state in which each Property is located, and, if not specified, in accordance with local custom in such state.
Section 7.12Right to Names
It is acknowledged and agreed that neither Black Creek Holdco nor any of its Affiliates (including, after the Closing, any Sale Subsidiary and the Surviving Entity) is obtaining any rights or licenses to any trademarks, logos or trade names owned or licensed by Sellers or their Affiliates, including the marks set forth in Section 7.12 of the Seller Disclosure Letter (the “Marks”).  Black Creek Holdco further acknowledges and agrees that, except as expressly permitted by this Agreement, Black Creek Holdco shall not, and shall cause its Affiliates not to, use any trademark, logo or trade name of Sellers or their Affiliates or any trademarks, logos or trade names that are confusingly similar thereto, that are a translation or transliteration thereof into any language or alphabet or that may be used in unfair competition in connection therewith.  Within sixty (60) days after the Closing Date, Black Creek Holdco shall, and shall cause its Affiliates to, make all filings with any and all offices, agencies and bodies and take all other actions necessary to adopt a new company name registered name and registered fictitious name, as applicable, of the Sale Subsidiaries that do not include “USLF”, “USLV”, “PLD” or “Prologis” and do not consist in whole or in part of, and are not dilutive of or confusingly similar to, any Mark or trade name of Sellers or any of their Affiliates (“New Names”).  Upon receipt of confirmation from the appropriate registry that such name changes have been effected, Black Creek Holdco shall provide Sellers with written proof that such name changes have been effective.  Black Creek Holdco shall, and shall cause its Affiliates to, use commercially reasonable efforts to adopt the New Names within such sixty (60) day period.  Black Creek Holdco shall, and shall cause its Affiliates to, remove or paint over any and all signage containing any Mark or trade name of Sellers or any of their Affiliates, at Black Creek Holdco’s cost, within one hundred twenty (120) days after the Closing.
Section 7.13Rent Rolls
Two (2) Business Days prior to Closing, the Sellers shall make available to Black Creek Holdco the information set forth under the headings “Tenant,” “Currently Monthly Rent,” “Lease From To,” “Security Deposit,” “Sq Ft (Square Feet),” and “Rent Increase” in the rent rolls for each of the Properties, as of the date that is three (3) Business Days prior to Closing;

provided that it is understood and agreed that the Sellers are not making any representations or warranties with respect to such updated rent rolls.

Article 8
CONDITIONS
Section 8.1Conditions to Each Party’s Obligation to Effect the Merger and the Asset Transfers
The respective obligations of the Parties to this Agreement to effect the Merger, the Asset Transfers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by each of the Parties, at or prior to the Closing, of the following condition:
(a)No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger, the Asset Transfers or any other transaction contemplated hereby shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Merger or the Asset Transfers.
Section 8.2Conditions to Obligations of Black Creek Holdco
.  The obligations of Black Creek Holdco and any New Merger Party to effect the Merger, the Asset Transfers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Black Creek Holdco, at or prior to the Closing, of the following additional conditions:
(a)Representations and Warranties.  (i) The representations and warranties set forth in Section 4.1 (Organization and Qualification; Property Owning Subsidiaries) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Section 4.3 (Authority), Section 4.19 (Brokers) and Section 4.20 (Investment Company Act) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (iii) each of the other representations and warranties of the Sellers contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, (B) in the case of clause (i), without giving effect to any materiality qualifications set forth in such representations and warranties (but, for the avoidance of doubt, applying any Seller Material Adverse Effect qualifications set forth in such representations and warranties), and (C) in the case of clause (iii), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Seller Material Adverse Effect qualifications set forth in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect; provided, that, notwithstanding anything to the contrary in this Agreement, it shall not constitute a failure of a condition set forth in this Section 8.2(a) if the failure of a representation or warranty to be true and correct (subject to any applicable materiality or Seller Material Adverse Effect qualifications set forth in this Section 8.2(a)) does not adversely impact the Sale Subsidiaries.

(b)Performance of Covenants and Obligations of the Sellers.  Each of USLF and USLV Sellers shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement at or prior to the Closing.
(c)Intentionally Omitted.
(d)Delivery of Certificates.  Each of USLF, USLV and USLV SubREIT shall have delivered to Black Creek Holdco a certificate, dated the date of the Closing and signed by a senior officer of each of USLF, USLV and USLV SubREIT on behalf of each of USLF, USLV and USLV SubREIT, respectively, certifying to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.
(e)Interest Assignments. In connection with the Asset Transfers, the applicable Seller(s) shall have delivered (or caused to be delivered) to Black Creek Holdco or its Affiliate an Interest Assignment with respect to USLF Holdco and each Asset Sale Subsidiary (if any).
(f)Property Management Agreements.  At the Closing, the Sellers shall cause the termination of all of the property management agreements listed on Section 4.16(k) of the Seller Disclosure Letter, if any.
(g)FIRPTA Certificates.  Each of USLF TRS, USLV TRS and USLV SubREIT shall have delivered to Black Creek Holdco or its Affiliate a certification that none of USLF TRS, USLV TRS or USLV SubREIT (and the appropriate party in any Asset Transfer), as the case may be, is a “foreign person” as defined in Section 1445(f)(3) of the Code in the form of a customary “FIRPTA” certification.
(h)Tenant Estoppels.  The Sellers shall have delivered to Black Creek Holdco  signed tenant estoppel certificates, in a form reasonably acceptable to Black Creek Holdco, from seventy-five percent (75%) of Property tenants leasing over 100,000 square feet of space.
Section 8.3Conditions to Obligations of the Sellers
The obligations of each of USLF and USLV Sellers to effect the Merger, the Asset Transfers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by each of USLF and USLV Sellers, at or prior to the Closing, of the following additional conditions:
(a)Representations and Warranties.  (i) The representations and warranties set forth in Section 5.1 (Organization and Qualification) and Section 5.7 (Available Funds) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Section 5.2 (Authority) and Section 5.6 (Brokers) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made as of the Closing and (iii) each of the other representations and warranties of Black Creek Holdco contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, (B) in the case of clause (i), without giving effect to any materiality qualifications set forth in such representations and warranties (but, for the avoidance of doubt, applying any Black Creek Holdco Material Adverse Effect qualifications set forth in such representations and warranties) and (C) in the case of clause (iii), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Black Creek Holdco Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Black Creek Holdco Material Adverse Effect.
(b)Performance of Covenants or Obligations of Black Creek Holdco.  Black Creek Holdco shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement at or prior to the Closing.
(c)Delivery of Certificates.  BCI REIT, in its capacity as the sole general partner of BCI IV OP, in its capacity as the sole member of Black Creek Holdco, shall have delivered to the Sellers, on behalf of Black Creek Holdco, a certificate, dated the date of the Closing and signed by BCI REIT’s co-president and chief financial officer on behalf of BCI REIT, in its capacity as the sole general partner of BCI IV OP, in its capacity as the sole member of Black Creek Holdco, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.
Article 9
TERMINATION; SPECIFIC PERFORMANCE; FEES
Section 9.1Termination
This Agreement may be terminated and the Merger and the Asset Transfers may be abandoned at any time prior to the Closing (except as otherwise specified in this Section 9.1):
(a)by mutual written consent of each of Black Creek Holdco and the Sellers;
(b)by either Black Creek Holdco or the Sellers, if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise prohibiting the Merger or the Asset Transfers, and such Order or other action shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the failure of such Party to comply with any provision of this Agreement shall have been the cause of, or resulted in, the issuance of such final, non-appealable Order or taking of such other action by such Governmental Authority;
(c)by Black Creek Holdco if:
(i) USLF, USLV or USLV SubREIT shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.2(a) or Section 8.2(b) (a “Seller Terminating Breach”), and (B) such Seller Terminating Breach cannot be cured (or, if capable of cure, is not cured), and has not been waived by Black Creek Holdco, by the earlier of (1) forty-five (45) days after written notice of such Seller Terminating Breach is delivered by Black Creek Holdco to the Sellers and (2) two (2) Business

Days prior to the Closing Date; provided that Black Creek Holdco shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if a Black Creek Holdco Terminating Breach shall have occurred and be continuing at the time Black Creek Holdco delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or
(ii)the Sellers are obligated to and fail to consummate the Merger and the Asset Transfers required under the terms of this Agreement (e.g., all of the Sellers’ conditions to Closing set forth in Article 8 have been satisfied or, to the extent permitted by Law, waived (other than conditions that, by their nature, are to be satisfied at the Closing)) and Black Creek Holdco stood ready, willing and able to consummate the Merger and the Asset Transfers at such time;
(d)by the Sellers if:
(i)Black Creek Holdco shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.3(a) or 8.3(b) (a “Black Creek Holdco Terminating Breach”), and (B) such Black Creek Holdco Terminating Breach cannot be cured (or, if capable of cure, is not cured), and has not been waived by each of the Sellers, by the earlier of (1) forty-five (45) days after written notice of such Black Creek Holdco Terminating Breach is delivered by the Sellers to Black Creek Holdco and (2) two (2) Business Days prior to the Closing Date; provided that the Sellers shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if a Seller Terminating Breach shall have occurred and be continuing at the time the Sellers deliver notice of their election to terminate this Agreement pursuant to this Section 9.1(d)(i); or
(ii)Black Creek Holdco is obligated to and fails to consummate the Merger and the Asset Transfers required under the terms of this Agreement (e.g., all of Black Creek Holdco’s conditions to Closing set forth in Article 8 have been satisfied or, to the extent permitted by Law, waived (other than conditions that, by their nature, are to be satisfied at the Closing)) and the Sellers stood ready, willing and able to consummate the Merger and the Asset Transfers at such time.
Section 9.2Notice of Termination; Effect of Termination
In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Black Creek Holdco or the Sellers (except as otherwise provided in Section 9.2(c)), except that the provisions of Section 7.1(d) (Confidentiality), Section 7.3 (Public Announcements), this Section 9.2, Section 9.3 (Default and Remedies), Section 9.4 (Fees and Expenses), and Article 11 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement; provided that no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement, in which case the aggrieved party hereto shall be entitled to all rights and remedies available at law or in equity.
(b)In the event that this Agreement is terminated by the Parties pursuant to Section 9.1(a) or by either Black Creek Holdco or the Sellers pursuant to Section 9.1(b), the Title Company shall promptly return the entire Deposit to Black Creek Holdco, and no Party will have any further rights or obligations pursuant to this Agreement, other than as set forth herein with respect to the rights and obligations that survive the termination of this Agreement.
(c)In the event that this Agreement is terminated by the Sellers pursuant to Section 9.1(d), the Title Company shall disburse the entire Deposit to the Sellers (to be divided among them as they may agree), and no Party will have any further rights or obligations pursuant to this Agreement, other than as set forth herein with respect to the rights and obligations that survive the termination of this Agreement. THE PARTIES ACKNOWLEDGE THAT THE SELLERS’ ACTUAL DAMAGES IN THE EVENT OF A TERMINATION OF THIS AGREEMENT PURSUANT TO SECTION 9.1(d) WOULD BE DIFFICULT TO ASCERTAIN, AND THAT THE DEPOSIT, AS LIQUIDATED DAMAGES, REPRESENTS EACH PARTY’S BEST ESTIMATE OF SUCH DAMAGES.
(d)In the event that this Agreement is terminated by Black Creek Holdco pursuant to Section 9.1(c), the Title Company shall promptly return the entire Deposit to Black Creek Holdco, the Sellers will reimburse Black Creek Holdco for its reasonable third party, out-of-pocket costs and expenses actually incurred by Black Creek Holdco in connection with this Agreement (so long as Black Creek Holdco provides reasonably detailed evidence of such costs to the Sellers), including attorneys’ fees, engineering fees, accountants’ fees, consultants’ fees, environmental consulting fees, and other costs incurred in connection with the Merger and the Asset Transfers and the negotiation of this Agreement, up to a maximum of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000) (the “Transaction Costs”), and no Party shall have any further rights or obligations pursuant to this Agreement, except as otherwise set forth herein with respect to the rights or obligations that survive the termination of this Agreement. Notwithstanding the foregoing, in lieu of Black Creek Holdco terminating this Agreement pursuant to Section 9.1(c)(ii) and its receipt of the Transaction Costs, Black Creek Holdco may enforce specific performance of the Sellers’ obligations hereunder with respect to the Closing as is sole and exclusive remedy, subject to the provisions of Section 9.3.
(e)NOTWITHSTANDING ANY PROVISION TO THE CONTRARY IN THIS AGREEMENT: (i) EACH PARTY, FOR ITSELF AND ITS SUCCESSORS AND ASSIGNS, WAIVES ANY RIGHT TO PURSUE CONSEQUENTIAL, EXEMPLARY, OR PUNITIVE DAMAGES AGAINST ANY OTHER PARTY TO THIS AGREEMENT, AND AGAINST SUCH PARTY’S SUCCESSORS AND ASSIGNS, OR ANY OF THEM; AND (ii) IN NO EVENT WILL ANY PARTY TO THIS AGREEMENT, OR ANY SUCH PARTY’S SUCCESSORS OR ASSIGNS, BE LIABLE FOR ANY CONSEQUENTIAL, EXEMPLARY, OR PUNITIVE DAMAGES.
(f)For the avoidance of doubt, (i) in the event of any default by Black Creek Holdco under this Agreement other than a default in its obligation to consummate the transactions contemplated herein, following the Closing, the Sellers shall be entitled to indemnification to the extent provided in Article 10, and (ii) in the event of any default by the Sellers under this Agreement other than a default in its obligation to consummate the transactions contemplated herein, following the Closing, Black Creek Holdco shall be entitled to indemnification to the extent provided in Article 10.
Section 9.3Specific Performance.
(a)As a condition to Black Creek Holdco being entitled to pursue the remedy of specific performance pursuant to this Section 9.3(a), Black Creek Holdco must make its election of remedies under Section 9.2(d) with respect to the Closing within thirty (30) days following the Closing Date (“Remedy Period”). If Black Creek Holdco elects to enforce specific performance with respect to the Closing, then Black Creek Holdco must both give written notice of such election (“Remedy Notice”) to the Sellers during the Remedy Period and file a lawsuit for specific performance within fifteen (15) days after the Remedy Period.  Unless and until Black Creek Holdco files an action for specific performance within the applicable time periods set forth in this Section 9.3(a), Black Creek Holdco shall not have the right or authority to place a lis pendens against all or any of the Property Owning Subsidiaries or all or any portion of the Properties, and Black Creek Holdco hereby waives and releases any right it may have under applicable law to file any lis pendens other than in connection with an action for specific performance.
(b)Black Creek Holdco’s failure to give the Remedy Notice with respect to the Closing and to file a lawsuit for specific performance within the applicable time periods set forth above shall constitute an irrevocable election by Black Creek Holdco not to pursue its remedy of specific performance, in which event this Agreement shall terminate, as contemplated in Section 9.1(c) and Section 9.2(d).
Section 9.4Fees and Expenses
 Except as otherwise provided in this Section 9.4, all fees and expenses incurred in connection with this Agreement, the Merger, the Asset Transfers and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger and the Asset Transfers are consummated; provided that, at the Closing, Black Creek Holdco shall reimburse the Sellers for the actual cost of the most recently completed survey and zoning reports. For the avoidance of doubt, the Sellers shall pay all fees owed to CBRE in connection with the transactions contemplated by this Agreement.
Article 10
INDEMNIFICATION
Section 10.1Survival Periods.
(a)All of the representations and warranties made by any Party in this Agreement (and the rights of the parties to make claims with respect thereto), shall survive the Closing for a period of six (6) months (a “Non-Fundamental Survival Period”), other than the representations and warranties contained in: Sections 4.1 (Organization and Qualification; Property Owning Subsidiaries), 4.2 (Organizational Documents), 4.3 (Authority), 4.11 (Taxes), 4.19 (Brokers), 5.1 (Organization and Qualification), 5.2 (Authority) and 5.6 (Brokers) (such representations and warranties, collectively, the “Fundamental Representations”), which shall survive the Closing until thirty (30) days following the expiration of the maximum statutory limitations period permitted under applicable Law (the “Fundamental Reps Survival Period,” and together with the applicable Non-Fundamental Survival Period, sometimes referred to as a “Survival Period”).
(b)The covenants and agreements of the Parties to be performed or observed prior to the Closing, and the rights of the Parties to make claims with respect thereto, shall survive the Closing for a period of six (6) months.  The covenants and agreements of any Party to be performed or observed on or following the Closing, and the rights of the parties to make claims with respect thereto, shall survive the Closing until the date that is six (6) months after the period of performance contemplated by such covenants and agreements expires, or, if no such period is contemplated, until the date that is thirty (30) days following the expiration of the maximum statutory limitations period permitted under applicable Law.
(c)The rights of the Black Creek Indemnified Parties to indemnification under this Agreement pursuant to any and all of the matters contained in Sections 10.2(a)(i) and 10.2(a)(iv) shall survive the Closing until the date that is thirty (30) days following the expiration of the maximum statutory limitations period permitted under applicable Law.
(d)Notwithstanding the foregoing, if written notice of a claim has been given on or prior to the applicable survival date for the representation, warranty, covenant, agreement or other indemnification obligation on which such claim is based, then such representation, warranty, covenant, agreement or other indemnification obligation shall survive as to such claim, and such claim only, until final determination and satisfaction of such claim.
Section 10.2Indemnification

(a)From and after the Closing and subject to the limitations set forth in Section 10.3, each of USLF, on the one hand, and USLV (on behalf of each USLV Seller), on the other hand, severally, and not jointly and severally, shall indemnify, defend and hold harmless Black Creek Holdco and each member, officer, director, employee, and Affiliate of Black Creek Holdco (the “Black Creek Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs, and expenses, including court costs and reasonable attorneys’ fees and expenses incurred in investigating and preparing for or participating in any litigation, collection proceedings, bankruptcy proceedings, alternative dispute resolution proceedings or any other proceeding (collectively, a “Loss” or “Losses”) incurred or suffered by the Black Creek Indemnified Parties or any one of them in connection with, arising out of, resulting from or incident to:
(i)a claim brought by a Person (a “Third Party”) that is not an Affiliate of any Black Creek Indemnified Party and/or any Seller Indemnified Party (a “Third Party Claim”) that actually was caused by or arose out of (or was alleged to have been caused by or to have arisen out of) the acts or omissions of either the Seller Indemnified Parties or the Sale Subsidiaries occurring on or after January 8, 2020 and prior to the Closing, other than (x) Losses in respect of environmental matters; or (y) such Events of which the Sellers have no Knowledge as of the Closing Date and that relate to the physical condition of any Property, including environmental issues;

(ii)any breach of or inaccuracy in any representation or warranty made by USLF or USLV Sellers, as the case may be, in Article 4 or in any certificate delivered by USLF or USLV Sellers, as the case may be, pursuant to this Agreement; provided that USLF and USLV shall only be responsible or liable under this Section 10.2(a)(ii) for any Losses with respect to the Sale Subsidiaries owned directly or indirectly by them;
(iii)any breach or default by USLF or USLV Sellers, as the case may be, of any covenant or obligation required to be performed by USLF or USLV Sellers, as the case may be, under this Agreement; provided that USLF and USLV shall only be responsible or liable under this Section 10.2(a)(iii) for any Loses with respect to their respective covenants and obligations (including the case of USLV, covenants of each USLV Seller); and
(iv)Taxes imposed on the Sale Subsidiaries, or for which the Sale Subsidiaries or Black Creek Holdco or, in the event Black Creek Holdco assigns any of its rights under this Agreement pursuant to Section 2.2 or 2.3, its applicable Affiliate may otherwise be or become liable: (A) for any Tax period, or portion thereof, ending on or before the Asset Transfers on the Closing Date; (B) that are attributable to the breach of or inaccuracy in any representation or warranties set forth in Section 4.11; (C) for Transfer Taxes for which the Sellers are responsible pursuant to Section 7.11; or (D) for any member of any consolidated, combined or unitary group of which the Sale Subsidiaries is or was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6(a) or any analogous or similar foreign, state or local law; provided, however, that neither of the Sellers shall have responsibility or liability under this Section 10.2(a)(iv) for any Taxes of the Sale Subsidiaries (or for which a Sale Subsidiary may otherwise be liable): (I) that are allocated to Black Creek Holdco hereunder; or (II) that result from any action or omission taken or not taken by Black Creek Holdco, any of its Affiliates, or any of the Sale Subsidiaries from and after the Closing.  In the case of any Straddle Tax Period, the portion of the Tax attributable to the period ending on the Closing Date with respect to Taxes based on income, receipts, or payroll or imposed in connection with the sale of property that are not otherwise prorated pursuant to this Agreement shall be deemed equal to the amount that would be payable if the Tax period of the Sale Subsidiaries ended with and included the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period prior to and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.  Each of USLF and USLV shall only be responsible or liable under this Section 10.2(a)(iv) for any Taxes with respect to the Sale Subsidiaries owned directly or indirectly by them.

Notwithstanding anything in this Section 10.2(a) to the contrary, Sellers’ indemnity, defense and hold harmless obligations to the Black Creek Indemnified Parties set forth in this Section 10.2 expressly excludes any and all Losses incurred by such Black Creek Indemnified Parties as a result of the acts or omissions of any Affiliates of Black Creek Holdco which occurred or arose prior to January 8, 2020 and which rendered any representation or warranty of Sellers in Article 4 untrue or incorrect.

(b)From and after the Closing and subject to the limitations set forth in Section 10.3, Black Creek Holdco shall indemnify, defend and hold harmless each of the Sellers and each partner, member, officer, director, employee, stockholder, and Affiliate of the Sellers (the “Seller

Indemnified Parties,” and together with the Black Creek Indemnified Parties, the “Indemnified Parties” or each, an “Indemnified Party”) from and against any and all Losses incurred or suffered by the Seller Indemnified Parties or any one of them in connection with, arising out of, resulting from or incident to:
(i)any breach of or inaccuracy in any representation or warranty made by Black Creek Holdco in Article 5 or in any certificate delivered by Black Creek Holdco pursuant to this Agreement; or
(ii)any breach or default by Black Creek Holdco of any covenant or obligation required to be performed by Black Creek Holdco under this Agreement.
Section 10.3Limitations.
(a)No amount shall be payable to the Black Creek Indemnified Parties in satisfaction of claims for indemnification pursuant to Section 10.2(a)(ii) unless and until  (i) such Losses are in excess of FIFTY THOUSAND DOLLARS ($50,000) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances (the “Minor Claims Threshold”) and (ii) the aggregate of all such Losses of the Black Creek Indemnified Parties arising therefrom exceeds an amount equal to (“Basket”) (x) in the case of USLF, SIX HUNDRED AND TWO THOUSAND DOLLARS ($602,000) and (y) in the case of USLV, FIVE HUNDRED AND NINETY-EIGHT THOUSAND DOLLARS ($598,000), it being understood and agreed that once the aggregate amount of all such Losses exceeds the applicable Basket, then the Black Creek Indemnified Parties shall be entitled to recover damages back to the first dollar of loss with respect to USLF or USLV, as the case may be, without regard to the applicable Basket; provided that the Minor Claims Threshold and the Basket shall not apply to indemnification claims for breaches of the Fundamental Representations; provided further that the foregoing limitations shall not apply in the case of fraud or intentional misrepresentation.
(b)No amount shall be payable to the Seller Indemnified Parties in satisfaction of claims for indemnification pursuant to Section 10.2(b)(i) unless and until  (i) such Losses are in excess of the Minor Claims Threshold and (ii) the aggregate of all Losses of the Seller Indemnified Parties arising therefrom exceeds the Basket, it being understood and agreed that once the aggregate amount of all such Losses exceeds the Basket, then the Seller Indemnified Parties shall be entitled to recover damages back to the first dollar of loss, without regard to the Basket; provided that the Minor Claims Threshold and the Basket shall not apply to indemnification claims for breaches of the Fundamental Representations; provided further that the foregoing limitations shall not apply in the case of fraud or intentional misrepresentation.
(c)The Parties agree that: (1) with respect to indemnification Losses incurred by the Black Creek Indemnified Parties pursuant to Section 10.2(a)(ii) and (iii), other than Losses with respect to the Fundamental Representations, the maximum aggregate liability of (x) USLF shall not exceed an amount equal to NINE MILLION AND THIRTY-TWO THOUSAND DOLLARS ($9,032,000) and (y) USLV shall not exceed an amount equal to EIGHT MILLION AND NINE HUNDRED AND SIXTY-EIGHT THOUSAND DOLLARS ($8,968,000); (2) with respect to indemnification Losses incurred by the Black Creek Indemnified Parties pursuant to Section 10.2(a)(ii), with respect to the Fundamental Representations other than with respect to the representations and warranties of the Sellers pursuant to Section 4.1(g) and (h), the maximum aggregate liability of (x) USLF shall not exceed an amount equal to FIFTEEN MILLION AND FIFTY-THREE THOUSAND DOLLARS ($15,053,000) and (y) USLV shall not exceed an amount equal to FOURTEEN MILLION AND NINE HUNDRED AND FORTY-SEVEN THOUSAND DOLLARS ($14,947,000); (3) with respect to indemnification Losses incurred by the Black Creek Indemnified Parties pursuant to Section 10.2(a)(ii), with respect to the representations and warranties of the Sellers pursuant to Section 4.1(g) and (h), the maximum aggregate liability of USLF and USLV shall not exceed the Merger Consideration received by USLF TRS, USLV TRS and USLV SubREIT, respectively; (4) with respect to indemnification Losses incurred by the Seller Indemnified Parties pursuant to Section 10.2(b)(i), other than Losses with respect to the Fundamental Representations, the maximum aggregate liability of Black Creek Holdco shall not exceed an amount equal to EIGHTEEN MILLION DOLLARS ($18,000,000); and (6) with respect to indemnification Losses incurred by the Seller Indemnified Parties pursuant to Section 10.2(b)(i), with respect to the Fundamental Representations, the maximum aggregate liability of Black Creek Holdco shall not exceed an amount equal to THIRTY MILLION DOLLARS ($30,000,000).
(d)The provisions of this Article 10 shall survive the Closing for the applicable time periods set forth in this Article 10.  For purposes of determining the amount of Losses, but not for purposes of determining whether a breach has occurred giving rise to Losses, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality or other similar qualification contained in or otherwise applicable to such representation or warranty. The amount of any such Losses shall be calculated after application of any insurance proceeds actually received by an Indemnified Party; it being understood that each such Indemnified Party shall have an obligation to pursue its insurers for the purpose of mitigating any such Losses.
(e)For the avoidance of doubt, this Article 10 shall not apply to claims for any Party’s failure to consummate the transactions contemplated by this Agreement pursuant to Article 9.
Section 10.4Direct Claims Indemnification Procedures

(a)If an Indemnified Party is seeking indemnification hereunder, then such Indemnified Party shall deliver a written demand (a “Claim Certificate”) to the Sellers (in the case of an indemnification claim from a Black Creek Holdco Indemnified Party), or to Black Creek Holdco (in the case of an indemnification claim from a Seller Indemnified Party) as applicable (each, an “Indemnifying Party”), which Claim Certificate shall contain a description of, and if reasonably determinable at the time such demand is delivered, a good faith estimate of the amount of any Losses incurred or reasonably expected to be incurred by such Indemnified Party and a reasonable explanation of the basis therefor. Any failure so to notify an Indemnifying Party shall not relieve such Indemnifying Party from any liability that it, he, or she may have to such Indemnified Party under this Article 10 except and only to the extent that the failure to give such notice materially and adversely prejudices such Indemnifying Party and except to the extent a Claim Certificate is delivered after the expiration of the applicable Survival Period, in which case, the claim and all Losses associated therewith shall be forever barred.
(b)In the event that the Indemnifying Party does not, within thirty (30) days of the receipt thereof, object in writing to any claim or claims made in any Claim Certificate pursuant to the terms of this Agreement, the Indemnified Party shall again deliver such Claim Certificate to the Indemnifying Party, and in the event that the Indemnifying Party does not, within thirty (30) days of the receipt of such second delivery of such Claim Certificate, object in writing to any claim or claims made in any such Claim Certificate pursuant to the terms of this Agreement, the claim specified therein shall be deemed a liability of the Indemnifying Party hereunder, and the Indemnifying Party shall deliver to the Indemnified Party an amount equal to the Losses set forth in the Claim Certificate within ten (10) days of the second delivery thereof or, if the amount of Losses associated with the claim set forth in the Claim Certificate is not then known, within ten (10) days following the date the Indemnified Party notifies the Indemnifying Party of the amount of such Losses.
(c)In case the Indemnifying Party objects in writing to any claim or claims made in any Claim Certificate, the Indemnifying Party and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims within thirty (30) days after receipt by the Indemnifying Party of the Claim Certificate. If the Indemnifying Party and the Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Indemnifying Party and the Indemnified Party, and the Indemnifying Party shall deliver to the Indemnified Party the amount set forth in such memorandum in accordance with the terms thereof within ten (10) days of the date of such memorandum. In the event that the parties are not able to reach an agreement, or the memorandum contains an agreement as to only a portion of the Losses in question, the parties may resolve such dispute through judicial actions, suits or proceedings, subject to the terms and conditions of this Agreement, brought by either party or by such other means as such parties mutually agree.
Section 10.5Defense of Third-Party Claims.
(a)An Indemnified Party shall give prompt written notice to an Indemnifying Party of the commencement or assertion of any Third Party Claim in respect of which such Indemnified Party shall seek indemnification hereunder. Any failure so to notify an Indemnifying Party shall not relieve such Indemnifying Party from any liability that it, he, or she may have to such Indemnified Party under this Article 10 except and only to the extent that the failure to give such notice materially and adversely prejudices such Indemnifying Party. The Indemnifying Party shall have the right (but not the obligation) to assume control of the defense of, settle or otherwise dispose of such Third-Party Claim on such terms as it reasonably deems appropriate, by providing written notice of its assumption of such control to the Indemnified Party within fifteen (15) days from the date on which the Indemnifying Party received notice from the Indemnified Party of the commencement or assertion of such Third-Party Claim; provided that:
(i)the Indemnified Party shall be entitled, at its own expense, to participate in the defense of such Third Party Claim (provided that the Indemnifying Party shall pay the attorneys’ fees of the Indemnified Party if: (A) the employment of separate counsel has been authorized in writing by such Indemnifying Party in connection with the defense of such Third Party Claim; (B) the Indemnifying Party has not employed counsel reasonably satisfactory to the Indemnified Party in such Third Party Claim; or (C) the Indemnified Party’s counsel has advised the Indemnified Party in writing, with a copy delivered to the Indemnifying Party, that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel);
(ii)the Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement, compromise, admission, or acknowledgment of the validity of such third-party action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, any injunctive or other equitable relief would be imposed against the Indemnified Party or if, in the reasonable opinion of the Indemnified Party, such settlement, compromise, admission, or acknowledgment would materially adversely affect its business;
(iii)an Indemnifying Party may only consent to the entry of any judgment or enter into any settlement so long as it includes as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such third-party action; and
(iv)the Indemnifying Party shall pay for, but shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any Third Party Claim: (A) as to which the Indemnifying Party fails to assume the defense within a reasonable length of time; or (B) to the extent the Third Party Claim seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party; provided that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of any Indemnifying Party without the prior written consent of such Indemnifying Party.
(b)The Parties hereto shall extend reasonable cooperation in connection with the defense of any Third Party Claim pursuant to this Section 10.5 and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested.
Article 11
GENERAL PROVISIONS
Section 11.1Notices
All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and delivered (i) in person, (ii) by electronic mail including a .pdf attachment (providing confirmation of transmission), or (iii) sent by prepaid overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):
(a)If to any Seller to:

c/o Prologis, Inc.

1800 Wazee Street, Suite 500

Denver, CO 80202

Attn: Legal Department
email: Legalnotice@prologis.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606
Attn:David Malinger
email:dmalinger@mayerbrown.com

(b)if to Black Creek Holdco to:

BCI IV Portfolio Real Estate Holdco LLC

518 Seventeenth Street, 17th Floor

Denver, CO 80202

Attn: Evan H. Zucker, Chairman

email: evan.zucker@blackcreekgroup.com

with a copy (which shall not constitute notice) to:

BCI IV Portfolio Real Estate Holdco LLC

518 Seventeenth Street, 17th Floor

Denver, CO 80202
Attn: Thomas G. McGonagle, Managing Director & Chief Financial Officer

Joshua J. Widoff, Managing Director & Chief Legal Officer
email: tom.mcgonagle@blackcreekgroup.com

josh.widoff@blackcreekgroup.com

and to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004
Attn:David Bonser

Stacey McEvoy
email:david.bonser@hoganlovells.com

stacey.mcevoy@hoganlovells.com

All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given or made (A) if delivered in person, on the date delivered, (B) if sent by electronic mail (providing confirmation of transmission), on the date it was received, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for a Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.

Section 11.2Severability
If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
Section 11.3Counterparts
This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures to this Agreement transmitted by electronic mail in .pdf format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 11.4Entire Agreement; No Third-Party Beneficiaries
This Agreement (including the Seller Disclosure Letter) constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 11.6 without notice or liability to any other Person.  The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties.  Accordingly, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 11.5Amendment
This Agreement may not be amended except by an instrument in writing signed by each of the Parties.
Section 11.6Extension; Waiver
At any time prior to the Effective Time, the Parties hereto may, subject to the requirements of applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.  No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Section 11.7Governing Law
This Agreement, the filing of the Merger Certificate, and all Actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice or conflicts of Law principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 11.8Consent to Jurisdiction
Each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction of the Chancery Court of the State of Delaware (the “Delaware Chancery Court”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it waives any objection to the laying of venue of any Action in the Delaware Chancery Court and agrees not to plead or claim in the Delaware Chancery Court that such litigation brought therein has been brought in any inconvenient forum, (d) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Delaware Chancery Court, and (e) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Delaware Chancery Court as provided by Law.  Each Party agrees, (x) to the extent such Party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such Party’s agent for acceptance of legal process, and (y) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service.  Service made pursuant to clauses (x) or (y) above shall have the same legal force and effect as if served upon such Party personally within the State of Delaware.
Section 11.9Assignment
Other than as expressly provided in this Agreement, including Sections 2.2 and 2.3, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.10Waiver of Jury Trial
.  EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.10.
Section 11.11Authorship
The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

PROLOGIS TARGETED U.S. LOGISTICS FUND, L.P.

By: Prologis, L.P., a Delaware limited partnership,

its general partner

By: Prologis, Inc., a Maryland corporation,

its general partner

By:/s/ Robert A. Kritt

Name: Robert A. Kritt

Title: Managing Director

PROLOGIS USLV OPERATING PARTNERSHIP, L.P.

By: Prologis, L.P., a Delaware limited partnership,

its general partner

By: Prologis, Inc., a Maryland corporation,

its general partner

By:/s/ Robert A. Kritt

Name: Robert A. Kritt

Title: Managing Director

USLV SUBREIT 1, LLC

By:/s/ Robert A. Kritt

Name: Robert A. Kritt

Title: Managing Director

BCI IV PORTFOLIO REAL ESTATE HOLDCO LLC, a Delaware limited liability company

By: BCIV Operating Partnership LP, a Delaware limited partnership, its sole member

By: Black Creek Industrial REIT IV Inc., a Maryland corporation, its general partner

By:/s/ David M. Fazekas

Name: David M. Fazekas

Title: Managing Director, Chief Investment Officer - Industrial